OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Nexus eWater Holdings, Inc.

5945 Pacific Center Blvd
Suite 509
San Diego, CA 92121

www.nexus-e-water.com

6667 shares of Series B-1 Preferred Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 713,333* shares of Series B-1 Preferred Stock ($1,069,995.50)

Maximum subject to adjustment for bonus shares. See **10% Bonus below*

Minimum 6,667 shares of Series B-1 Preferred Stock ($10,000.50)

Company	Nexus eWater Holdings, Inc
Corporate Address	5945 Pacific Center Blvd. Suite 509, San Diego, CA 92121
Description of Business	Nexus eWater makes water and energy recovery systems for onsite recycling. Our products recover valuable resources from grey water (wastewater from washing people and their clothes) allowing them to be used a second time.
Type of Security Offered	Series B-1 Preferred Shares
Purchase Price of Security Offered	$1.50/share
Minimum Investment Amount (per investor)	$495.00 (330 Shares)

Perks

$1000 — If you invest $1,000, you will receive a Nexus eWater t-shirt (less than 1% of your investment gets you a conversation starter and helps spread the word about onsite water and energy recycling)

$2,500 — If you invest $2,500, you will receive a personalized invitation* to visit Nexus eWater for a factory and facility tour in San Diego, California.

$5,000 — If you invest $5,000, you will receive a personalized invitation* to join us at an industry trade show or event. Come see us in action and learn more about our industry and market opportunity!

$25,000 — If you invest $25,000, you will receive a personalized invitation* to join our yearly networking event celebrating the latest achievements in onsite water and energy recycling!

*Note. Perks exclude all travel expenses. All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Nexus eWater Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series B-1 Preferred Stock at $1.50 / share, you will receive 10 Series B-1 Preferred Stock bonus shares, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Nexus eWater Holdings, Inc. was originally founded in Canberra, Australia in 2009 and incorporated as a Delaware corporation on December 8, 2014. We develop and produce "grey water" in-home water and energy recycling systems. Grey water is water from bathroom sinks, showers, tubs and washing machines that can be recycled for other uses such as irrigation and toilet flushing.

Built on patented and patent-pending technologies, our flagship NEXtreater and NEXheater products reduce potable water usage by as much as 50%, slash sewer flow by up to 70%, and reduce energy used for water heating by up to 80%. Our customers are to include new home developers, water and energy utilities, and homeowners. The Nexus eWater system meets international health and safety standards and is the first product of its kind to be approved for installation state-wide in California.

Our mission is to change the building industry by developing and advocating the use of onsite grey water recycling appliances that save water and energy. We are closing the biggest remaining gap for water and energy waste in residential and commercial buildings.

We aim to create a new building products and home appliance category: onsite water and energy recycling. According to the National Association of Home Builders (NAHB) data, this opportunity, which includes both new construction and retrofitting existing buildings, has a total addressable market of over $15 billion, nationwide. This includes 877,000 new homes (October 2017 seasonally adjusted annual rate), and 5% of the easiest retrofit opportunities (estimated number of single-story, detached homes with basements or crawlspaces). California, a leader in solutions for sustainability and lifestyle appliances, is our initial target market.

We have five (5) full-time employees based in San Diego, and a support network of influential board members and advisers with expertise in water systems, building products, plumbing and water policy. Our San Diego team assembles, installs and supports our products in California. Nexus eWater products were designed in Australia and are manufactured in the United States.

There are few competitors in the onsite home water recycling market and none have established a market leadership position. To our knowledge, none have attracted a large established partner to increase market penetration. The largest competitive threats come from alternative water saving methods – centralized direct potable reuse, large scale desalination, and widespread adoption of cheaper untreated grey water systems. We believe that our approach has sustainable competitive advantages barring significant technological breakthroughs in these related fields, or large shifts in consumer attitudes toward recycled water.

We currently have six patent families comprising 12 different patents between Australia and the U.S. Among these, three have been issued, one patent has been allowed and the remaining 8 applications are pending. Nexus has additional know-how and we have identified IP development opportunities to improve our current product and enter new markets. Additional provisional intellectual property will be filed in due process as further protectable elements of our approach are identified. See the below chart of our patent portfolio to date.

- Recycle Ready
  - Tank (Design Patent)
    - Europe – Issued (2535112)
    - USA – Issued (29/502,426)
- NEXtreater
  - Treatment Process
    - Australia – Issued (AU2011269658)
    - USA – Allowed (13/805,571)
  - Hybrid Flotation Chamber
    - Australia – Applied (AU2015/050513

- USA – Published (15/508009)
    - Carbon Chamber
        - Australia – Applied (AU2015/050584)
        - USA – Published (15/050584)
    - Carbon Process
        - Australia – Applied (AU2015/050581)
        - USA – Applied (15/050581)
- NEXheater
    - Evaporator Design
        - Australia – Applied (AU2015/050493)
        - USA – Published (15/507894)

Liabilities and Litigation

There are no legal proceedings material to the Company's business or financial condition pending and, to the best of its knowledge, there are no such legal proceedings contemplated or threatened.

The team

Officers and directors

Tom Wood	Co-Founder and CEO
Thomas Reeves Hitchner	Chairman
Nik Hayes	Board Director
Kevin Surace	Board Director
Steve Lehtonen	Board Advisor
Patrick Stevens	Board Advisor
Dan Martin	Board Advisor
Barney Rush	Board Advisor
Kathleen A. Hayes	Board Director
Bob Hitchner	Chief of Sales & Marketing
Scott Isaksen	COO

Tom Wood
Tom co-founded Nexus and, together with Andrew Hermann, a co-founder and current advisor for Nexus eWater, has led the design and development of the company's products. Prior to founding the company, Tom worked with two other water startups and has accumulated more than 10 years of experience in water treatment product development. He has also worked in venture capital, technology strategy and university commercialization. Tom holds a Bachelor of Applied Science in Engineering Physics from Queens University, Canada, and a Masters in Systems Engineering from the Australian National University. Tom has been CTO of Nexus eWater since inception and CEO since March 2016.

Thomas Reeves Hitchner
Tom joined the Board as a Director in 2014 and became Chairman in March 2016. He is the retired general partner of QuestMark Partners, a Baltimore-based expansion-stage venture capital firm that he co-founded in 1998. Earlier he was an investment banker with Alex Brown where he began the Private Equity Group, responsible for selecting, analyzing, structuring, marketing and monitoring private equity placements, primarily for young technology firms. He has served on a number of early and expansion-stage company boards. Tom received his undergraduate degree from Harvard University in 1974. Since 2013, he has been a director of Xtone, Inc., a speech recognition software company. Mr. Hitchner lives in Cambridge, MA.

Nik Hayes
Nik led the the Sydney Angels' syndicate due diligence investment in Nexus and joined the Board in December 2015. He is a Chartered Accountant. His global financial experience includes operating companies in 10 countries on 6 continents. His prior executive leadership positions include: Jardine Matheson Group in London and Hong Kong, American Express in the UK, and PA Consulting Group. Mr. Hayes is a graduate of University of Cambridge (MA Economics). From February 2015 to July 2017, Nik served as Director and Chief Financial Officer for Amicorp – a corporate services provider. Prior to February 2015, Mr. Hayes was self-employed.

Kevin Surace
Mr. Surace joined the Board in December 2015. He has been awarded 25 patents and led 28 acquisitions from both sides of the table. Kevin has been named "Entrepreneur of the Year" (INC Magazin), "Tech Pioneer" (World Economic Forum), "Innovator of the Decade" (CNBC). He graduated with a BSET in Engineering from Rochester Institute of Technology, where he has served as a Trustee since July 2007. Additionally, Kevin serves as: CEO of Appvance, an AI software testing company, since June 2012; Board Chair of COYUCHI, a linens retailer, since September 2016; Chairperson of Silicon Valley Forum, a nonprofit, since December 2013; Board Member of Spot Trender, an advertisement testing service, since February of 2014; Chairman of WaterCity, a commercial water recycling company, since August 2014; Chairman of ZETA Design + Build, a sustainable building manfacturer, from January 2008 to December 2015; and Board Member of Cantimer, Inc., developers of biometric sensors, from 2012 to March 2015.

Steve Lehtonen
Mr. Lehtonen was CEO of the California Plumbing, Heating, Cooling Contractors Association (CAPHCC), CEO of the California Legislative Council of the Plumbing, Heating, and Piping Industry, and CEO of the California Plumbing and Mechanical Contractors Association, as well as Chairman of multiple key national and international plumbing industry committees. In 2006, Mr. Lehtonen founded and served as CEO of GreenPlumbers USA, the industry's leading environmental education and water efficiency organization. In 2011, Mr. Lehtonen transitioned from GreenPlumbers USA to assist the International Association of Plumbing & Mechanical Officials (IAPMO) in adapting the GreenPlumbers Training & Accreditation Program as an IAPMO-branded international water efficiency program. Mr. Lehtonen served as

a Senior Vice President of IAPMO until his retirement in 2015.

Patrick Stevens
Pat has twenty-four years of experience with ADS and over forty-five years of professional experience in environmental and public works engineering, including collection systems operation and wastewater treatment serving as Chief Engineer and the Director of Public Works at Indianapolis, Indiana. Pat has worked with numerous cities and engineering consultants to develop and deliver innovative flow monitoring programs for design, modeling, and rehabilitation of sanitary and combined sewers. Pat holds a B.S. in Aeronautical Engineering and an M.S. in Environmental Engineering from Purdue University.

Dan Martin
Concurrent with his role as VP Corporate Development at Geli, Inc., Dan Martin manages a portfolio of cleantech companies in the energy, water, and ag-tech space. He spent the last 9 years as an active angel investor and Board member of several environmental non-profits. From 1999-2006 Dan served as VP of Business Development for HomeGain, an online real estate company sold to Classified Ventures. He completed his undergraduate degree in Economics from Duke University and has an MBA from The University of Virginia--Darden. He spent the early part of his career putting together joint ventures in China. Dan and his family live in Marin County, California where he enjoys riding his bike and trying to farm strawberries.

Barney Rush
Barney Rush is currently a member of the Board of Directors of ISO – New England, the authority which oversees the wholesale supply of electric power for the New England states. He serves on the Markets Committee and the Audit and Finance Committee. He is also a Senior Representative for Fieldstone Capital, and a Director of Azure Power, a Indian solar energy company. Mr. Rush received a B.A. from Harvard College in 1974, and a Masters in Public Affairs from the Woodrow Wilson School at Princeton University, in 1979.

Kathleen A. Hayes
Kathleen became a Board Director in March 2016. Since 2005, she has been the Executive Vice President of Kennington Ltd., Inc. Kennington is a diversified company that has been active in apparel design and distribution, acquisition and management of real estate, mortgage banking and investments in public and private companies. Kathleen has held many positions in her 43 years with the company and has been responsible for selecting and managing many of these investments. She has special interest in the water sector. She is a member of Tech Coast Angels and an active investor in early stage ventures. Kathleen lives in Southern California.

Bob Hitchner
Bob joined Nexus eWater as its first full-time American staffer in 2013 when he took leadership of in-region efforts to assess market opportunities, identify early adopters and sources of government support, and build expertise in state and local regulation. Bob has ten years experience in the US water heating sector including business unit

management with Noritz America and Rheem Water Heating. Earlier, he worked in cross-border management consulting in Japan. Bob is a graduate in East Asian Studies from Harvard University. He has served as Chief Sales and Marketing Officer since 2013 and Company Secretary since March 2016.

Scott Isaksen
Scott joined Nexus eWater in 2014 when he spearheaded initial business operations in Southern California. Since then, he has worked extensively on systems implementation and market acceptance as well as product development and manufacturing. With more than 13 years in efficient water heating technologies, Scott's previous experience also includes designing HVAC controls & gas detection systems. Scott earned his BS in Electrical & Computer Engineering from San Diego State University, specializing in Power and Control Systems. Scott served as Director of Engineering & Technical Services from July 2014 and became COO in January 2017.

Number of Employees: 5

Related party transactions

Intercompany Loans - Nexus eWater Holdings Inc. is the sole shareholder of two subsidiary entities, Nexus eWater Pty Ltd. (registered in Australia) and Nexus eWater Inc., a Delaware company. The group has executed a series of intercompany loans between its members since inception. These loans currently bear interest at 3% per annum and are payable on demand unless otherwise stated. As of June 30, 2017, the outstanding principal balance due from Nexus eWater Pty Ltd, and Nexus eWater Inc. were $2,186,295.85 and $2,155,011.37 respectively. Principle balances receivable and payable as well as accrued interest receivable and payable are offset so as to eliminate presentation on the consolidated balance sheets. Secured Line of Credit – The company has entered into a secured line of credit agreement with our two major investors: Thomas Hitchner (up to $200,000) and Kennington Ltd. (up to $800,000). To date, we have withdrawn a total of $150,000 to fund ongoing operations. Funds withdrawn accrue simple interest at a rate of 8% per year, with a maturity date of December 31, 2018. License Agreement – The group maintains a license agreement between Nexus eWater, Pty. Ltd. and Nexus eWater, Inc. related to intellectual property owned by Nexus eWater, Pty. Ltd. for which Nexus eWater, Inc. holds an exclusive license. The agreement calls for a royalty to be paid by Nexus eWater, Inc. The royalty is calculated annually as 5% of net sales and is due 120 days after the end of the calendar year. Intercompany Services Agreement – The group maintains an intercompany services agreement between Nexus eWater, Pty. Ltd. and Nexus eWater, Inc. for research and development expenditures incurred by Nexus eWater, Inc. The agreement calls for the transfer of research and development expenditures incurred by Nexus eWater, Inc. to Nexus eWater, Pty. Ltd. for actual expenses incurred plus a 7.5% fee. Amounts are to be reported monthly with payment due 60 days after the end of the fiscal year.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We have a limited operating history and have generated minimal revenues.** Nexus was incorporated in Delaware in December 2014. Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment. As an early-stage company, our ability to build a viable business must be evaluated in light of the problems, expenses, difficulties, uncertainties and delays frequently encountered in connection with an early-stage business operating in an unproven industry. We have generated minimal revenues to date and have just begun to deliver our first products and we may never be able to develop commercial success.
- **We operate in a market that is attracting competition and the size and resources of some of our potential competitors may allow them to compete more effectively than we can, which could result in our failure to achieve a significant market share.** The onsite water and energy recycling industry is a new and emerging market segment which will continue to become more competitive as the adoption of this technology expands and the technology itself matures. We expect competition in this market to increase as new market entrants, including certain large, mature companies introduce new products into the market. These new market entrants may have more established sales and manufacturing channels to better address this emerging market.
- **If we do not timely introduce successful products, our business and operating results could suffer.** The market for our products is a new and emerging market. As a result, we must introduce new products and technologies and enhance existing products in order to remain competitive. The success of our new products depends on several factors, including our ability to: (i) anticipate technology and market trends; (ii) timely develop innovative new products and enhancements; (iii) distinguish our products from those of our competitors; (iv) manufacture and deliver high-quality products; and (v) price our products competitively.
- **We rely on third party certification programs for which we have limited control.** From time to time we receive third party certification of our products. These certification agencies are independent and may change their certification qualifications, standards and other benchmarks at their discretion. We may periodically need to recertify, comply with audit requests and expend time and money to maintain such certification. Failure to maintain certification from these agencies may have a negative impact on our ability to market and sell our products.
- **We may not be able to obtain adequate financing to continue our operations.** The design, manufacture, sale and servicing of onsite water and energy recycling systems is a capital-intensive business. Even if we successfully raise $1,069,999.50 from this offering, we estimate that we will need to raise additional capital in the near future to fully commercialize our products. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue

research, development and design efforts, establish sales channels, improve product components, and make the investments in tooling and manufacturing equipment required to launch our products. We cannot assure you that we will be able to raise additional funds when needed.

- **Terms of subsequent financings may adversely impact your investment.** We will likely need to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the preferred stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series B-1 Preferred Stock. In addition, if we need to raise more equity capital from the sale of stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of stock which we sell could be sold into any market which develops, which could adversely affect the market price.
- **Our success is highly dependent on key current management.** Our success is highly dependent on our executive and management team members. The loss of the services of any Executive Officers or Key Employees would have a material adverse effect on our business.
- **The risks inherent in borrowing capital may have a material adverse effect on our business.** We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.
- **Management has discretion on use of proceeds generated from this offering.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering.
- **The Shares offered herein have limited transferability and liquidity.** Each investor agrees that it will acquire our Shares for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our capital stock. No public market exists for our capital stock and no market is expected to develop.
- **We may be unable to protect our intellectual property rights. Unauthorized use of our technology may result in the development of products that compete with our products.** Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on intellectual property laws, confidentiality procedures and contractual provisions, such as nondisclosure terms, to protect our intellectual property. Others may independently develop similar technology, duplicate our products, or design around our intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our product or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business,

financial condition and operating results.

- **Investors may face dilution of their equity interest by subsequent financings and stock issuances.** Our board of directors has sole authority to authorize the Company to issue additional shares of the Company's capital stock (including common and preferred stock) and to establish the rights and preferences with respect to such additional stock, including liquidation preferences that may be senior to the Shares offered through this offering. In addition, we have reserved additional common stock under an equity incentive compensation plan to members of the Company's management team and consultants. The Company also has the ability to issue equity through preferred stock with terms and preferences to be determined in the sole discretion of the board of directors. Future issuances of preferred stock may be senior to the Shares on liquidation and may have other preferential rights such as the right to appoint an additional member to the Board or a right to receive a preferred return on investment. Such future issuances of preferred or common stock may dilute an investor's investment in this offering.
- **We do not intend to pay dividends for the foreseeable future.** We currently intend to retain any future earnings to finance the operation and expansion of our business and do not expect to declare or pay any dividends in the foreseeable future. As a result, investors may only receive a return on their investment upon a liquidity event, if at all.
- **Holders of Series B-1 Preferred Stock will have no voting or information rights with respect to decisions of the Company.** The Series B-1 Preferred Stock does not provide investors with any voting or information rights, except as otherwise required by law. Therefore, holders of Series B-1 Preferred Stock will have no ability to impact or otherwise influence the Company's decisions.
- **Any valuation of the Company is not based on any specific valuation methodology.** The valuation set by the Company in this offering is not based on any valuation methodology and should not be treated as an indication of the value of the Company. In an early-stage company, a value for a company is difficult to establish as a result of uncertainty at such stage. The valuation set for this offering is only intended to be an indication of the amount the Company believes an investor may be willing to pay for the Series B-1 Preferred Stock and may not be indicative of the fair market value of the Company's capital stock.
- **Our patents are limited in their impact to the country of issue** The Company has previously sought patent protection in the United States and Australia only, with one tank design protected as a registered design in Europe. Patents are limited in their impact to the country of issue, so it is possible that we will be unable to maintain exclusive access to markets beyond these jurisdictions. It is also possible that limited patent protection in certain markets would discourage potential channel partners or acquirers from working with us, or negatively impact the terms of any agreement.
- **There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property** Because our products are mechanical devices related to water treatment and water heating, there is a large body of prior art disclosing devices

in these fields. Although we have yet to find a patent upon which we believe our products infringe, such a patent could exist either in the United States or abroad. It is also possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, any patent issues will take significant time and resources from the company.

- **The cost of enforcing our patents could prevent us from enforcing them** Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market.
- **Our current or future products could have a latent design flaw or manufacturing defect** Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that any of our component suppliers or manufacturers will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.
- **We may fail to attract a suitable the sales channel partner** Our growth projections are based on an assumption that we will be able to successfully partner with an established brand to access and scale the new production home and master planned community markets. It is possible that our efforts to attract a channel partner will fail due to our ability to deliver acceptable technology at a viable price point, prevailing market conditions, or other reasons. This may require us to seek partnership on less favorable terms, or increase our investment to access these markets ourselves.
- **Standards, codes and legislation may change** Building codes, plumbing codes, state legislation and third-party certification standards are reviewed regularly. it is possible that any such review could result in a change that would negatively impact the viability of the broader on site water and energy recycling industry, or our technology specifically. Negative impacts of such a change could have a substantial negative impact on the size of our market and the value of the company.
- **We may face technological challenges** We may discover that the optimal retail price points for high volume customers are below where we can sustainably price

our current architecture. That could necessitate the development of a new product architecture, taking significant time and resources. Many of our growth assumptions are tied to our ability to deliver a mass consumer product and reduce the cost of manufacturing and any need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of the company

- **The nature of the product means there is a high likelihood we will face product liability lawsuits** We sell an electrical appliance and plumbing product that brings water into homes and businesses. Appliance manufacturers are potentially responsible for fires or injuries, while plumbing product manufacturers are potentially responsible for property damage due to flooding. As a result, these industries experience a significant number of product liability lawsuits relating their products. Additionally, because customers will come into occasional contact with water that has been treated by our product, there is a risk of illness or injury. As sales and use of our product continue to grow, we expect to face product liability lawsuits from some customers who may be injured or experience property damage while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards.
- **We could fail to achieve the growth rate we expect even with additional investments** We expect to generate a significant amount of growth from the investments we will make into expanding our sales, installation and support capability following this offering and additional capital raising in mid 2018. However, it is possible that our efforts may not generate a significant increase in sales volume. A slower growth rate would lengthen the time it takes for us to reach our revenue goals and increase the total investment required to achieve success.
- **We rely on third parties to provide services essential to the success of our business** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, installation, shipping, website design, software and firmware development, electrical engineering, accounting, legal work, and public relations. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses.
- **We work with third parties to install our product** Builders generally require that we work with their existing trade contractors to install our products. Trades subcontracted to third parties may including electrical, plumbing, landscaping, concrete work and general labor. Additionally, other tradespeople working on the jobsite may interfere with installations or damage equipment. In all cases, we have limited ability to select or qualify these subcontractors. Although we maintain a final quality control over the product delivered to the customer after commissioning, there is potential for significant cost or delay due to the quality of work performed by subcontractors, and we have limited recourse to seek compensation.

- **We rely on the timely payment of accounts receivable, and we may be unable to collect** We extend credit terms to homebuilders and contractors who purchase our equipment. It is possible that these businesses will go out of business, or refuse to pay debts owed to us, in a timely manner. Collection may require us to pursue a lengthy legal process, adding costs and greatly delaying receipt of funds that we may need to fund our business. This could curtail our growth and adversely impact the value of the company.
- **Additional Disclosures** Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by the Company. GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.
- **Existing shareholders may choose to invest in this offering** Shareholders in Nexus eWater may choose to invest in this offering. Any purchase of equity by existing shareholders will be made on the platform and is subject to all of the terms in this offering. Existing shareholders who invest in this offering may also be Covered Persons including Directors (Thomas Hitchner, Kathleen Hayes, Kevin Surace and Nicholas Hayes), Executives and Officers (Thomas Wood, Jonathan Isaksen, and Robert Hitchner), and the Covered Persons of Kennington Ltd, a 20 percent beneficial owner (Lance Tendler, Stan Tendler and Bettina O'Mara). Shares purchased by these parties could maintain or increase their ownership and reduce opportunities for new investors to participate.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Kennington, Ltd., Inc.*, 38.1% ownership, 2,832,187 shares of Series A Preferred Stock, 544,145 shares of Common Stock
- Thomas R. Hitchner, 29.0% ownership, 1,053,113 shares of Series A Preferred
- Stock, 1,515,386 shares of Common Stock
-

Classes of securities

- Common Stock: 4,637,986

  Voting Rights *(of this security)*

  The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Except as otherwise expressly provided in the Company's certificate of incorporation or as required by law, the holders of Series A Preferred Stock and the holders of common stock vote together as a single class and not as separate classes.

Dividend Rights

The holders of Preferred Stock and common stock shall be equally entitled to receive, when and if declared by the board of directors out of the assets of the Company which are by law available therefor, dividends payable in cash, property or securities of the Company. Such dividends shall be distributed pro rata among all holders of common stock and Preferred Stock (on an as-converted basis). All dividends, payable only when and if declared by the board of directors, shall be non-cumulative.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock (as set forth below).

Rights and Preferences

Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

2014 Stock Incentive Plan.

The Company has reserved 4,917,565 shares of its common stock pursuant to the 2014 Stock Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. To date, the Company has granted the option to purchase 2,029,513 shares of common stock to employees and/or consultants pursuant to stock option agreements at an exercise price per share ranging from $0.07 to $0.15 per share. There are currently 2,888,052 shares still available for grant under the Plan.

- Series A Preferred Stock: 4,129,961

Voting Rights *(of this security)*

The holders of Series A Preferred Stock and the holders of common stock vote together as a single class and not as separate classes. Notwithstanding the foregoing, the Series A Preferred Stock have certain additional voting rights known as "protective provisions" that require consent of at least 60% of the Series A Preferred Stock to take certain corporate actions, including but not limited to (i) altering or changing the rights, preferences or privileges of the Series A Preferred Stock, (ii) increasing or decreasing the authorized number of shares of common stock or Series A Preferred Stock, (iii) creation of new classes or series senior to or on parity with the Series A Preferred Stock, (iv) liquidation events, (v) changes to the board of directors, and (vi) major corporate transactions (mergers, acquisitions, sales, initial public offerings, etc.).

Dividend Rights

The holders of Preferred Stock and common stock shall be equally entitled to receive, when and if declared by the board of directors out of the assets of the Company which are by law available therefor, dividends payable in cash, property or securities of the Company. Such dividends shall be distributed pro rata among all holders of common stock and Preferred Stock (on an as-converted basis). All dividends, payable only when and if declared by the board of directors, shall be non-cumulative.

Rights to Receive Liquidation Distributions

In the event of a liquidation event, the holders of Preferred Stock shall be entitled receive pari passu among each other and prior and in preference to any distribution of any of the assets of the Company to the holders of common stock by reason of their ownership thereof, an amount per share for each share of Preferred Stock equal to their original purchase price (as may be adjusted for stock dividends, splits, combinations, reorganizations and the like) (the "Original Purchase Price"), plus any declared but unpaid dividends thereon.

If the assets to be distributed among the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full Preferred Stock liquidation preference, then the entire assets and funds of the Company legally available for distribution shall be distributed pro rata among the holders of the Preferred Stock, based solely on the proportion that the total liquidation preference owed to each holder with respect to all Preferred Stock held by such holder represents of the total liquidation preference owed to all Preferred Stockholders with respect to all Preferred Stock held by all such holders.

Upon completion of the Preferred Stock liquidation preference, any remaining assets of the Company shall be distributed pro rata among holders of the Company's Preferred Stock and common stock based on the number of shares of common stock issuable upon conversion of the Preferred Stock held by each holder to such holder. Notwithstanding the foregoing, the aggregate distributions made with respect to any share of Preferred Stock shall not exceed an amount equal to any declared but unpaid dividends thereon plus three (3) times the Original Purchase Price of the Preferred Stock.

Rights and Preferences

Shares of Series A Preferred Stock are convertible (i) at the option of the holder or (ii) automatically upon the earlier of: (i) a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company at a per share offering price of not less than $1.00 (as may be adjusted for stock dividends, splits, combinations, reorganizations and the like) and aggregate proceeds to the Company of not less than $20,000,000, before deduction of underwriting discounts, commissions and registration expenses (a "Qualified IPO"); or (ii) with respect to the conversion of the Series A Preferred Stock, the date specified by written consent or agreement of the holders of sixty percent (60%) of the then outstanding shares of Series A Preferred Stock voting as a separate series.

- Series B-1 Preferred Stock: 0

Voting Rights *(of this security)*

No Voting Rights. Except as otherwise required by law, shares of Series B-1 Preferred shall be non-voting; provided that so long as any shares of Series B-1 Preferred are outstanding, the Company shall not, without the written consent of a majority of the outstanding shares of Series B-1 Preferred or the affirmative vote of holders of a majority of the outstanding shares of Series B-1 Preferred at a meeting of the holders of Series B-1 Preferred duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Series A Preferred or common stock) the preferences, rights or powers of the Series B-1 Preferred.

Dividend Rights

The holders of Preferred Stock and common stock shall be equally entitled to receive, when and if declared by the board of directors out of the assets of the Company which are by law available therefor, dividends payable in cash, property or securities of the Company. Such dividends shall be distributed pro rata among all holders of common stock and Preferred Stock (on an as-converted basis). All dividends, payable only when and if declared by the board of directors, shall be non-cumulative.

Rights to Receive Liquidation Distributions

In the event of a liquidation event, the holders of Preferred Stock shall be entitled receive pari passu among each other and prior and in preference to any distribution of any of the assets of the Company to the holders of common stock by reason of their ownership thereof, an amount per share for each share of Preferred Stock equal to their original purchase price (as may be adjusted for stock dividends, splits, combinations, reorganizations and the like) (the

"Original Purchase Price"), plus any declared but unpaid dividends thereon.

If the assets to be distributed among the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full Preferred Stock liquidation preference, then the entire assets and funds of the Company legally available for distribution shall be distributed pro rata among the holders of the Preferred Stock, based solely on the proportion that the total liquidation preference owed to each holder with respect to all Preferred Stock held by such holder represents of the total liquidation preference owed to all Preferred Stockholders with respect to all Preferred Stock held by all such holders.

Upon completion of the Preferred Stock liquidation preference, any remaining assets of the Company shall be distributed pro rata among holders of the Company's Preferred Stock and common stock based on the number of shares of common stock issuable upon conversion of the Preferred Stock held by each holder to such holder. Notwithstanding the foregoing, the aggregate distributions made with respect to any share of Preferred Stock shall not exceed an amount equal to any declared but unpaid dividends thereon plus three (3) times the Original Purchase Price of the Preferred Stock.

Rights and Preferences

The holders of Series B-1 Preferred Stock sold in this offering shall have no right to convert, except that Series B-1 Preferred Stock shall convert automatically upon the earlier of: (i) a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company at a per share offering price of not less than $1.00 (as may be adjusted for stock dividends, splits, combinations, reorganizations and the like) and aggregate proceeds to the Company of not less than $20,000,000, before deduction of underwriting discounts, commissions and registration expenses (a "Qualified IPO"); or (ii) with respect to the conversion of the Series A Preferred Stock, the date specified by written consent or agreement of the holders of sixty percent (60%) of the then outstanding shares of Series A Preferred Stock voting as a separate series.

- Stock Incentive Plan: 4,917,565

Rights *(of this security)*

Upon vesting and exercise, incentives are Common Stock with all rights as described above. Option grants are allocated and managed according to the Company's 2014 Stock Incentive Plan.

What it means to be a Minority Holder

As a minority non-voting holder you will have limited ability, ifany at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties. In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a small number of shareholders including both outside investors and management. As a result, these few people collectively have the ability to make nearly all major decisions regarding the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the company issuing additional shares. In other words, when the Company issues more shares, the percentage of the company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Reviewed financial statements for the years ending December 31, 2015 and December 31, 2016 provided as an attachment to this offering. Since our inception, Nexus has been investing heavily in market and technology development activities, so revenues and costs of sales have been largely incidental and shouldn't be used as indicators of our future performance.

For the year ending December 31, 2015, total operating expenses were $2,828,963. This reflects a significant investment in 3rd party design and development work aiming to reduce the cost of assembly and bring the product from hand-assembled prototype systems to something suitable for mass-manufacturing. We engaged in demonstration projects, primarily in model homes, and delivered some underground tank assemblies as commercial sales. Reveneues were $82,010 though we were unable to satisfactorily reduce the assembled cost of our NEXtreater systems and our cost of sales remained high at $117,998 (more than we received in revenue). Remaining funds expended in 2015 were used largely for market development work.

For the year ending December 31, 2016 revenue remained incidental to our primary technology development goals. Nexus invested heavily in bringing manufacturing design in-house. We were considerably more capital-efficient, expending $1,459,725. Tank assemblies continued to be sold on a commercial basis, but no NEXtreater systems were delivered in 2016 as we developed the next generation. Tank sales and demonstration projects brought revenue of $77,500. Our cost of sales for the years was significantly reduced to $29,653.

With the updated product complete, we expect future years to show increased revenues. Profitability is also expected to improve as we begin to deliver in-house manufactured NEXtreater systems. Increased sales volumes will allow us to find operational efficiencies as we grow.

Financial Milestones

Sales revenue to date has been small as the size of the early adopter market is limited. Also, the company is investing in sales and support capability to grow the market, and is generating sizeable net income losses as a result. As our technology is successfully demonstrated, management forecasts that sales will increase to 100 systems per month by mid-2019. This sales rate achieves positive net income and a revenue rate of approximately $10 million per year.

Liquidity and Capital Resources

To date, we have funded our operations primarily through equity and debt financings which include preferred stock offerings and convertible debt offerings. Additional funding has been secured through grant programs and an Australian tax incentive program. As of December 31, 2016 and 2015, respectively, we had cash and cash equivalents of $744,024 and $141,992, respectively.

Current capital requirements are being financed through a secured line of credit facility provided by our major investors. In aggregate, $1,000,000 is available (at the discretion of the lenders) and we have drawn a total of $150,000. We have current receivable accounts totaling about $100,000, and we forecast that funds due provides sufficient runway to continue operations as we complete this offering. Net proceeds of this offering will see the company through mid-2018 as we increase operating costs and conduct additional fundraising activities.

In mid-2018, we intend to raise up to approximately $5,000,000 in additional capital through a combination of private placements and Regulation A-Plus limited public offering. Proceeds of the mid-2018 capital raise are forecast to be sufficient to reach positive net income in 2019.

Indebtedness

As of December 31, 2016 and 2015, respectively, we had accounts payable of $327,102 and $590,305, respectively. We recently entered into a secured line of credit agreement with two existing investors: Thomas Hitchner (up to $200,000) and Kennington Ltd. (up to $800,000). To date, we have drawn $150,000 from the facility ($50,000 from Hitchner and $100,000 from Kennington). The loans are secured against the assets of the company and accrue simple interest with an annual rate of 8% and have a maturity date of December 31, 2018.

Recent offerings of securities

- 2014-12-12, Rule 506, 1750488 Series A Preferred Stock. Use of proceeds: $2,656,811 raised in multiple closings. Proceeds used to complete development of NEXtreater and NEXheater, complete certification programs, lodge initial IP protections and begin early US market entry activities. Note: Converted to 1,750,488 shares of Common Stock in March 2016 in conjunction with recapitalization.
- 2015-06-26, Rule 506, 1077218 Series AA Preferred Stock. Use of proceeds: $1,997,001 raised in multiple closings. Proceeds used to fund US manufacturing activities, expand US market development work and complete initial build and installation of field prototype systems. Note: Converted to 1,559,996 shares of Common Stock in March 2016 in conjunction with recapitalization.

- 2016-03-22, Rule 506, 4129961 Series A Preferred Stock. Use of proceeds: $2,050,000 raised in multiple closings. Proceeds used to conduct restructuring, pay overdue vendor accounts, and invest in new R&D to reduce costs of manufacture while improving product reliability in the field. Note: Includes conversion of Convertible Securities ($700,000 issued November 2016) and Secured Loan ($364,981 issued May 2017, including principal and interest) effective December 20, 2017 at $0.50/share.

Valuation

$20,528,268.00

The Company has not undertaken an independent valuation of the Company. The price of the Shares merely reflects the opinion of the Company. The future value of the Company's Series B-1 Preferred Stock depends on several factors including the successful launch and commercialization of its core products, NEXtreater and NEXheater, the growth of the onsite water and energy recycling systems market, and the ability to continue as a going concern.

USE OF PROCEEDS

Total Proceeds:	$10,000.50	$1,069,995.50
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600.00	$64,200.00
Other Offering Expenses	$250.50	$26,795.50
Net Proceeds	$9,150.00	$979,000.00
Use of Net Proceeds:		
Facilities	$-	$143,200.00
SG&A	$-	$169,100.00
Legal, Accounting, Insurance and IP Protection	$1,000.00	$65,500.00
Sales and marketing activities	$8,150.00	$247,000.00
Production and field support	$-	$241,400.00

Expenses for mid-2018 offering	$-	$68,000.00
PR & Legislative Support	$-	$44,800.00
Total Use of Net Proceeds	$9,150.00	$979,000.00

We estimate that, at a per share price of $1.50, the net proceeds from the sale of the 713,333 shares of Series B-1 Preferred Stock in this offering will be approximately $979,000, after deducting the estimated offering expenses of approximately $100,000 which includes professional fees, StartEngine fees (6-10% of the offering) and related expenses.

The net proceeds of this offering will be used primarily to commercialize NEXtreater and NEXheater, fulfill pre-sale product orders, develop sales channels and strategic partnerships, and to hire and grow the Nexus team.

The foregoing information is based on management's best estimate. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Annual Report

We have not filed annual reports to date. The company will make annual reports available at www.nexusewater.com in the section labeled "Investors". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Nexus eWater Holdings, Inc.

[See attached]

SANDERSON, PERRY
+ASSOCIATES
PROFESSIONAL LIMITED LIABILITY COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders of
Nexus eWater Holdings, Inc.:

We have reviewed the accompanying consolidated balance sheets of Nexus eWater Holdings, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountants' Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountants' Conclusion

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises an uncertainty about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. With the exception of income taxes and the related deferred tax asset, the financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Sanderson, Perry & Assoc

CERTIFIED PUBLIC ACCOUNTANTS
December 20, 2017

Nexus eWater Holdings, Inc.

Consolidated Balance Sheets

As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets		
Cash and cash equivalents	$ 744,024	$ 141,992
Accounts receivable (net of allowance for doubtful accounts)	66,476	35,032
Other receivables	229,736	709,621
Inventories	18,339	19,938
Prepaid expenses	72,080	83,622
GST credits	2,311	2,778
Vendor deposits	1,976	-
Total Current Assets	1,134,942	992,983
Property and Equipment		
Leasehold improvements	6,463	
Equipment	158,537	67,951
Vehicles	38,563	32,357
Office equipment	18,246	23,989
Furniture and fixtures	27,021	13,565
Software	26,253	21,269
Less: Accumulated depreciation	(63,113)	(36,509)
Total Property and Equipment	211,970	122,622
Other Assets		
Patents	15,687	15,687
Deposits	23,891	18,768
Total Other Assets	39,578	34,455
TOTAL ASSETS	**$ 1,386,490**	**$ 1,150,060**

See Accompanying Notes and Independent Accountants' Review Report.

Nexus eWater Holdings, Inc.

Consolidated Balance Sheets (continued)

For the years ended December 31, 2016 and 2015

	2016	2015
LIABILITIES & STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 327,102	$ 590,305
Accrued employee compensation	52,714	80,303
Accrued payroll taxes	10,387	19,665
Accrued sales taxes	4,202	780
Billings in excess of costs and estimated earnings on uncompleted contracts	90,073	70,854
Customer deposits	2,900	2,000
Short-term notes payable	2,570	
Total Current Liabilities	489,948	763,907
Long-Term Liabilities		
Reserve for warranty costs	6,500	3,000
Total Long-term Liabilities	6,500	3,000
Total Liabilities	496,448	766,907
Stockholders' Equity		
Common stock, $.0001 par value, 16,000,000 shares authorized, 1,390,833 issued and outstanding for 2015 and 4,732,984 for 2016	474	133
Additional Paid in Capital - Common	4,672,388	18,917
Preferred Series A stock, $.0001 par value, 6,000,000 shares authorized, 1,750,488 issued outstanding for 2015 and 2,000,000 for 2016	200	307
Additional Paid in Capital - Preferred Series A	999,800	2,656,504
Preferred Series AA stock		1,997,001
Convertible QEF Securities	700,000	
Prior Period Adjustment		(16,591)
Currency Translation Gain (Loss)	(63,987)	(24,751)
Retained Deficit	(5,418,833)	(4,248,367)
Total Stockholders' Equity	890,042	383,153
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 1,386,490**	**$ 1,150,060**

See Accompanying Notes and Independent Accountants' Review Report

Nexus eWater Holdings, Inc.
Consolidated Statements of Operations
For the years ended December 31, 2016 and 2015

	2016	2015
Sales revenue	$ 57,234	$ 85,648
Grant revenue	2,345	
Royalty revenue	3,753	2,400
Research and development service revenue	14,168	8,540
Less: Alllowances and discounts		(14,578)
Total Revenue	77,500	82,010
Cost of Sales		
Materials	22,330	111,043
Royalties	3,823	3,955
Estimated warranty costs	3,500	3,000
Total Cost of Sales	29,653	117,998
Gross Profit (Loss)	47,847	(35,988)
Operating Expenses		
Advertising and promotion	6,088	28,818
Auto and truck	3,871	1,058
Bad debts	1,600	3,974
Consultants	26,061	80,248
Depreciation and amortization	27,478	18,989
Dues and subscriptions	11,458	10,698
Insurances	33,461	30,259
Licenses and permits	8,291	1,189
Materials and supplies	36,695	21,013
Office related	20,191	23,430
Outside services and contract labor	157,938	1,003,896
Patent prosecution	17,112	33,935
Payroll costs	421,805	745,084
Professional fees	165,173	329,997
Related party research and development	198,304	120,476
Rent	191,309	57,731
Telephone and internet	13,488	12,294
Tools and equipment	2,345	6,999
Trade shows	5,935	
Travel, meals and entertaiment	99,051	294,374
Utilities	12,071	4,501
Total Operating Expenses	1,459,725	2,828,963
Net Income (Loss) from Operations	$ (1,411,878)	$ (2,864,951)

See Accompanying Notes and Independent Accountants' Review Report

Nexus eWater Holdings, Inc.

Consolidated Statements of Operations (continued)

For the years ended December 31, 2016 and 2015

	2016	2015
Other Income (Expense)		
Research and development tax credits	$ 228,477	$ 532,870
Rent income	1,605	
Interest income	114,336	55,701
Loss on sale of property and equipment	(7,592)	
Interest Expense	(118,056)	(54,280)
Currency exchange gain (loss)	10,553	(7,795)
Total Other Income (Expense)	229,323	526,496
Net Income (Loss)	$ (1,182,555)	$ (2,338,455)
Basic Earnings per Share:		
Net Income (Loss) from Operations	$ (0.36)	$ (2.24)
Net Income (Loss)	$ (0.30)	$ (1.83)
Fully-diluted Earnings per Share:		
Net Income (Loss) from Operations	$ (0.35)	$ (2.19)
Net Income (Loss)	$ (0.29)	$ (1.79)

See Accompanying Notes and Independent Accountants' Review Report

Nexus eWater Holdings, Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

	Common Stock	Additional Paid in Capital-Common	Preferred Stock	Additional Paid in Capital-Preferred	Qualified Equity Financing (QEF)	Total Comprehensive Income	Accumulated Other Income (Loss)	Retained Earnings (Deficit)	Total
Balance, January 1, 2015	$ 133	$ 18,917	$ 132	$ 1,958,028			$ (12,222)	$ (1,909,912)	$ 55,076
Stock Issued			1,997,176	698,476					2,695,652
Prior Period Adjustments								(16,591)	(16,591)
Comprehensive Income:									
Net Income (Loss)						$ (2,338,455)		(2,338,455)	(2,338,455)
Other Comprehesive Income:									
Gain/Loss on currency translation adjustments						(12,529)	(12,529)		(12,529)
						$ (2,350,984)			
Balance, December 31, 2015	$ 133	$ 18,917	$ 1,997,308	$ 2,656,504	$ -		$ (24,751)	$ (4,264,958)	$ 383,153
Balance, January 1, 2016	$ 133	$ 18,917	$ 1,997,308	$ 2,656,504	$ -		$ (24,751)	$ (4,264,958)	$ 383,153
Stock Issued			200	999,800	700,000			-	1,700,000
Stock Converted	341	4,653,471	(1,997,308)	(2,656,504)				-	-
Comprehensive Income:									
Net Income (Loss)						$ (1,182,555)		(1,182,555)	(1,182,555)
Other Comprehesive Income:									
Gain/Loss on currency translation adjustments						(10,556)	(10,556)		(10,556)
						$ (1,193,111)			
Balance, December 31, 2016	$ 474	$ 4,672,388	$ 200	$ 999,800	$ 700,000		$ (35,307)	$ (5,447,513)	$ 890,042

See Accompanying Notes and Independent Accountants' Review Report.

Nexus eWater Holdings, Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2016 and 2015

	2016	2015
OPERATING ACTIVITIES		
Net Income (Loss)	$ (1,182,555)	$ (2,338,455)
Non-Cash Items Included in Net Income		
Depreciation and amortization	27,478	18,989
Loss on sale of property & equipment	7,592	
(Increase) Decrease in Operating Assets:		
Accounts receivable	(31,444)	(35,032)
Other receivables	479,885	(562,777)
Inventories	1,599	(20,116)
Prepaid expenses	11,542	(60,610)
Other operating assets	(6,632)	53,736
Increase (Decrease) in Operating Liabilities:		
Accounts payable	(263,203)	190,587
Accrued employee compensation	(27,589)	8,078
Accrued payroll taxes	(9,278)	(18,913)
Accrued sales taxes	3,422	780
Billings in excess of costs and estimated earnings on uncompleted contracts	19,219	51,354
Other operating liabilities	4,400	5,000
Net Cash Provided (Used) by Operating Activities	(965,564)	(2,707,379)
INVESTING ACTIVITIES		
Purchase of Property and Equipment	(124,915)	(61,245)
Net Cash Provided (Used) by Investing Activities	(124,915)	(61,245)
FINANCING ACTIVITIES		
Short-term debt borrowing	8,620	
Payments on short-term debt	(6,050)	
Issuance of preferred series A securities	1,000,000	2,542,154
Issuance of QEF convertible securities	700,000	
Currency translation loss	(10,059)	(12,529)
Net Cash Provided (Used) by Financing Activities	1,692,511	2,529,625
Net increase (decrease) in cash and cash equivalents	602,032	(238,999)
Cash and cash equivalents at beginning of year	141,992	380,991
Cash and cash equivalents at end of year	$ 744,024	$ 141,992
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Related party loan interest	$ 128,806	$ 37,917

See Accompanying Notes and Independent Accountants' Review Report.

Note 1 – Reporting entity

Nexus eWater Holdings, Inc. (the 'Company') is a United States corporation organized in December, 2014 as a Delaware corporation and is head-quartered in San Diego, California. The consolidated financial statements of the Company as of and for the years ended December 31, 2016 and 2015 comprise the Company and its subsidiaries (together referred to as the 'Group'). The Company's subsidiaries consist of Nexus eWater, Inc. (a United States corporation) and Nexus eWater, Pty. Ltd. (an Australian corporation). The Group is primarily involved in the manufacture and sales of grey water treatment and recycling systems in the western United States. See note 4.

Note 2 – Basis of preparation

2.1 Statement of Compliance

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

2.2 Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars which is the Company's functional currency.

2.3 Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Note 3 – Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

3.1 Basis of consolidation

The Company has 100% control of its two subsidiaries and uses the voting interest model to consolidate the financial statements. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that are currently exercisable.

3.2 Foreign currency

Transactions in foreign currencies are translated to the respective functional of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising on retranslation are generally recognized as other income or expense. However, foreign currency differences arising from the retranslation of related party transactions are recognized as part of other comprehensive income as currency translation gain or loss.

3.3 Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. All assets are depreciated over the estimated useful life using the straight-line method as follows:

Description	Life (Years)
Leasehold Improvements	15
Automotive Equipment	3 – 5
Machinery and Equipment	5 – 7
Furniture and Fixtures	5 – 7
Office Equipment	5
Software	3

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Expenditures for maintenance and repairs are charged to expense as incurred, whereas expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Fully depreciated assets are maintained in the property accounts until such time they are removed from service. Any gain or loss on disposal of an item of property, plant and equipment (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognized as part of other income and expense.

3.4 Research & Development

Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditures are expensed as incurred.

3.5 Patents
Expenditures for existing patents acquired by the Group are capitalized whereas patent prosecution costs for internally developed patents are expensed as incurred. Capitalized patent cost is assessed at each reporting date to determine whether there is objective evidence of impairment. If any such indication exists, then the asset's recoverable amount is estimated. An impairment loss is recognized if the carrying amount of an asset exceeds its recoverable amount.

3.6 Warranties
A provision for warranties is recognized when the underlying products or services are sold. Management is currently estimating the provision until historical warranty data becomes available.

3.7 Revenue and Cost Recognition
Revenue from the sale of products in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of returns and discounts. Revenue is recognized when significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Revenue from fixed price contracts is recognized on the percentage-of-completion method measured using the cost-to-cost method after the contract reaches 5% completion. Revenues from cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned.

Contract costs include all direct material, labor, subcontracts, other direct and indirect costs related to contract performance. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

The asset "Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts" represents revenues recognized in excess of amounts billed. The liability "Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts" represents billings in excess of revenues recognized.

3.8 Income Taxes
Tax expense comprises current and deferred taxes. Current and deferred tax is recognized after income (loss) from continuing operations except for items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to taxes payable from previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

Deferred tax is recognized due to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.9 Inventories

Inventories are reflected at the lower of cost or net market value. The cost of inventories is based on the average cost method and includes expenditures incurred in acquiring the inventories, production or conversion costs, and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in process, cost includes an appropriate share of production overhead based on normal operating capacity.
Net market value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and estimated costs necessary to make the sale.

Note 4 - Group Activities

Nexus eWater is engaged in the design, engineering, manufacture and sales of grey water treatment systems. While the Group had some sales activity in 2015 and 2016, its activities since inception have consisted principally of acquiring technology patents, raising capital and performing research and development activities. Nexus eWater, Pty. Ltd. was founded in Australia in 2010 to develop new ways of harvesting waste water and energy from homes. Initial technology development and Australian R&D operations were carried out in Australia through 2014. While the technology was developed based on experienced gained during Australia's Millennium Drought, the initial target market for Nexus' products has always been the Southwestern USA, specifically California. In 2013, Nexus eWater Inc was founded and operations began in California. Nexus eWater Holdings, Inc. was charted in 2014 under the laws of the state of Delaware, and in December of 2014, ownership of both subsidiaries was transferred to Nexus eWater Holdings, Inc. As of December 2017, the company maintains headquarters and manufacturing space in San Diego, California and a small facility in Canberra, Australia.

Nexus produces three product lines (with multiple subordinate configurations), namely: NEXtreater, NEXheater and Recycle Ready. All of these products take advantage of "grey water" – the relatively clean wastewater from washing people and their clothes that represents about 70% of all water use in the home, 70% of all sewage, and up to 50% of home water use overall.

- **Recycle Ready** is a new approach that allows homes to be designed, and built from the ground up, to provide access to grey water. Homes with Recycle Ready can be upgraded at a later time with water and energy recycling equipment. A key offering is the Recycle Ready Assembly (RRA) that vastly simplifies the plumbing required to install underground tanks and interconnecting lines.
- **NEXtreater** is a pre-packaged, code compliant grey water treatment system. Unlike traditional grey water treatment, NEXtreater dos not require users to change their water using habits. Treating the water to the NSF-350 standard means that it can be reused outdoors, even for overhead spray and food crops.
- **NEXheater** is a water heater that captures waste energy from the warm water flowing down the drain. With a CoP of around 4.0 it can reduce the energy required to heat incoming fresh water by as much as 80%. This allows heating water with electricity more efficiently, and for about the same price as natural gas water heating.

Note 5 – Capitalization

Nexus Pty Ltd (as Global Cleantech Solution Pty Ltd) was initially incorporated in November 2009 in Canberra, Australia. Shares were initially purchased by the founding team who contributed a total of $12,500 (AUD) at $0.01/share with 1,250,000 shares issued. After forming a US Subsidiary, external funds were raised in 2013. $751,665 was raised through a Convertible Security instrument, with five closings made between April 2013 and March 2014.

In May 2014, the company was "flipped up" with the newly created Nexus eWater Holdings, Inc. becoming the sole shareholder in Nexus eWater, Pty. Ltd., and the U.S. Operating Subsidiary. The share structure and ownership of Nexus eWater, Pty. Ltd., was recreated in the new entity. 2,000,000 Series A preferred shares were authorized. From May to November, 2014, additional $1,206,495 was raised in this Series A and pre-existing convertible securities were converted. In total, 1,312,888 Series A preferred shares were issued.

In December 2014, 1,900,000 Series AA Preferred shares were authorized. A series of fundraising efforts were conducted until May 2015 which raised $1,872,000 and 1,077,218 shares of Series AA preferred stock were sold. Additional Series A Preferred shares were sold from September to December, 2015, which raised an additional $698,651 selling 437,600 additional Series A preferred shares.

In March 2016, Nexus underwent a recapitalization and restructuring. This resulted in a substantial reduction in company valuation, and triggered conversion of existing Series A and Series AA preferred shares into common stock. Total common stock issued is currently 4,732,986 shares. Additional funds were raised by offering New Series A preferred shares. $1,000,000 was raised at $0.50/share. As part of this restructuring Series AA stock was de-authorized.

In November 2016, in anticipation of raising Series B funds in 2017, a new qualified equity financing (QEF) convertible security was issued. $700,000 was sold with share price to be determined as a discount on based on a future issuance of qualifying equity (Series B). In 2017, however, business conditions did not permit such a financing to take place. Management elected to withdraw the Series B round and convert the securities into common stock at a pre-agreed rate of $0.50/share. These 1,400,000 shares will be issued on or before December 31, 2017.

In addition, the Company created a Stock Incentive Plan, which was approved by the board of directors and shareholders in December, 2014. Initially, a reserve of 467,565 shares was created and approved. This amount was allocated to option holders as recorded in the corporate options register. In December, 2015, the board and shareholders approved an additional reserve allocation of 100,000 shares (567,565 total). In March, 2016, as part of a corporate restructuring and recapitalization effort in which all outstanding Series AA shares were converted to common shares, an additional reserve allocation of 2,000,000 shares (2,567,565 total) was approved by the board and shareholders. The majority of the allocation (1,964,513) has been granted, in the form of options and restricted stock grants, to employees and company advisers as of the report date.

The Company is currently authorized to issue 16,000,000 shares of common stock and 3,000,000 shares of preferred series A stock.

Note 6 – Going Concern

The Company has prepared a cash flow forecast which indicates that it does not have sufficient cash or revenues due to meet its minimum working capital requirements to support its current level of corporate expenditures and therefore needs to raise additional funds to continue as a going concern. To address the need for additional funds, Management has taken the following initiatives:

- Authorized the sale of Series B-1 securities up to $1,070,000 using a Regulation CF offering to be completed in Q1 2018
- Has initiated plans to raise additional funds of up to $5,000,000 in 2018 to fund growth in sales and operations. Regulation A+ equity crowdfunding, traditional VC investment and corporate partnership models are being pursued.
- Arranged the conversion of maturing convertible notes prior to December 31, 2017 in the amount of $700,000.
- Reached an agreement to convert $350,000 in existing secured debt to Series A Preferred equity prior to December 31, 2017.
- Entered into a Secured Line of Credit agreement with existing investors, maturing December 31, 2018 with $150,000 provided to date.
- Authorized an additional 2,350,000 share options to ensure the company can attract and retain key staff with minimal impact on cash reserves.

Funds raised through the above initiatives will allow management to continue efforts to increase revenue and remain a going concern in 2018 and beyond by:

- Delivering on current orders for approximately 35 NEXtreater systems.
- Expanding support operations to ensure positive experiences for early customers.
- Funding marketing efforts (trade shows, public relations and online marketing) to support sales and fundraising initiatives.
- Bringing staff salaries in line with market rates.

Management believes that the market is sufficiently large to support a profitable enterprise based on the current model at an approximate sales rate of 50-100 NEXtreater systems per month. This includes:

- Single home projects (currently tracking leads for 132 NEXtreater systems with 96 customers)

- Mid-Sized projects (currently tracking leads for 357 NEXtreater systems in 12 projects)
- Larger projects (currently tracking leads on 26 projects, but Nexus will require significantly more scale or an established channel partner to access these)

The Company is continuing to build a network of corporate contacts to help reach and deliver to customers. The Company has identified more than 300 corporate partners engaged among California's builders, architects, consultants and civil engineers with projects being successfully referred by 25 of these firms.

As a consequence of the above, management believes the Group will be able to continue as a going concern and, accordingly, the financial statements have been prepared on a going concern basis. Significant risk remains in the above strategies. With the exception of deferred tax assets and liabilities, the financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might not be necessary should the group not continue as a going concern.

Note 7 – Prior Period Adjustment

During the fiscal year ended December 31, 2015, the Company discovered that it had failed to expense reimbursements for travel related expenditures during 2014. Reimbursements were posted against accrued expenses with no corresponding accrual entry. The correction of this error has the effect of increasing the beginning retained deficit by $16,591.

Note 8 – Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are not subject to significant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

Note 9 – Research and Development Tax Credit

Nexus eWater, Pty. Ltd. has utilized an incentive program through the Australian Tax Office (ATO) which provides for a substantial refundable credit against qualified research and development expenditures. The Company claimed and received $228,477 (USD) and $532,870 (USD) for 2016 and 2015 respectively. Research and development tax credits are included as part of other income (expense) on the consolidated statements of operations.

Due to a reduction of qualified research and development expenditures in 2017, management believes the costs involved with filing a claim exceed the economic benefits, and therefore does not anticipate filing a claim for the year ended December 31, 2017.

Note 10 – Accounts Receivable

Accounts receivable balances in excess of 90 days were $24,126 (34%) and $12,600 (34%) as of December 31, 2016 and December 31, 2015 respectively. Many of these old balances exist due to the current long-lead times involved with installation of complete systems and the fact that several projects have beta units installed which are scheduled to be replaced. Management believes that all outstanding accounts receivable are collectible, but also believes a 5% allowance for bad debts should be recorded for unanticipated circumstances. Therefore, the accounts receivable balance on the consolidated balance sheets is shown net of the allowance for doubtful accounts. The allowance for doubtful accounts balance is $3,500 and $1,900 as of December 31, 2016 and December 31, 2015 respectively.

Note 11 – Accounts Payable

Accounts payable at December 31, 2016 and December 31, 2015 contains payables in excess of 90 days of $252,203 (77%) and $304,073 (52%)respectively. As of the report date accounts payable in excess of 90 days is $210,002 (98%). Contained in accounts payable is $190,751 owed to an engineering services company which is being disputed. The payable arises from research and development services performed in 2014 and 2015 in which the Company contracted for engineering design services and for manufacture of a number of prototype systems. The Company contends that the engineering project was not delivered satisfactorily, with prototype systems being delivered at approximately 5 times the target cost. Additionally, build quality of the prototypes and component selection by the engineering services firm required significant rework and resulted in numerous field failures of the product. All of these prototypes have since been decommissioned and removed, or replaced, at the Group's expense. Although the Company initiated negotiations to pay a reduced amount, the parties reached an impasse and the matter remains unresolved.

Note 12 – Short-term Debt

In June, 2016, Nexus eWater, Pty. Ltd. entered into a financing arrangement with a service provider in order to satisfy a debt. The total amount financed was $8,911 (USD) bearing interest at 8.5% The debt obligation was fully satisfied in March, 2017.

Note 13 – Operating Leases

Non-cancellable operating lease rentals are payable as follows:

	2016	2015
Within one year	140,342*	135,828
Between one and five years	215,551*	88,060
	355,893	223,888

*Includes renewal options executed in 2017 prior to report date

The Company leases manufacturing, warehouse and office facilities under an operating lease. The lease began October 1, 2015 and runs for a 24 month period with an option to renew for an additional 24 months at an increase of 4% on the final lease payment from the initial term. In August, 2017, the Company executed the option to renew for 24 months beginning October 1, 2017. Nexus eWater, Pty. Ltd. also leases warehouse and research facilities in Canberra, Australia under an operating lease which began February 14, 2014 and runs for a period of 3 years with an option to renew for an additional 3 years. The lease calls for an annual increase of 3%. In January, 2017, Nexus eWater, Pty. Ltd. executed a revised option to renew for 12 months years beginning February 14, 2017.

A portion of the warehouse space in Canberra has been sublet. The monthly lease payments are $245 and is set to expire in February, 2018. The tenant has not made lease payments since November of 2016. However, management believes that all lease payments will be collected once the tenant resolves a legal dispute related to their business.

Note 14 – Advertising
Advertising costs are expensed as incurred and totaled $6,088 and $28,818 for the years ended December 31, 2016 and December 31, 2015 respectively.

Note 15 – Deferred Taxes
Due to the going concern issue (see note 6), management believes that it is currently not probable that deferred tax benefits will be realized. Therefore, a provision of 100% of the amount of the tax benefit has been recorded in order to reduce the deferred tax benefit and related tax credit to $0 for each year. Unrecognized increases to deferred tax assets due to provision are as follows:

2016	2015
391,000	799,000

Note 16 - Earnings per Share
The calculation of basic earnings per share at December 31, 2016 was based on net loss attributed to common shareholders of $1,182,555 (2015: $2,338,455), and a weighted-average number of ordinary shares outstanding of 3,926,145 (2015: 1,279,694). The calculation of fully-diluted earnings per share at December 31, 2016 was based on net loss attributed to common shareholders of $1,182,555 (2015: $2,338,455), and a weighted-average number of ordinary shares outstanding of 4,079,796 (2015: 1,305,943).

Note 17 – Related Party Transactions
Intercompany Loans - The Group has executed a series of intercompany loans between its members since inception. These loans currently bear interest at 3% per annum and are payable on demand unless otherwise stated. The total outstanding principle balance at December 31, 2016 and December 31, 2015 was $4,143,261 and $2,458,030 respectively. Accrued interest on intercompany loans was $128,806 and $37,917 respectively. Principle balances receivable and payable as well as accrued interest receivable and payable are offset so as to eliminate presentation on the consolidated balance sheets.

License Agreement – The Group maintains a license agreement between Nexus eWater, Pty. Ltd. and Nexus eWater, Inc. related to intellectual property owned by Nexus eWater, Pty. Ltd. for which Nexus eWater, Inc. holds an exclusive license. The agreement calls for a royalty to be paid by Nexus eWater, Inc. The royalty is calculated annually as 5% of net sales and is due 120 days after the end of the calendar year.

Intercompany Services Agreement – The Group maintains an intercompany services agreement between Nexus eWater, Pty. Ltd. and Nexus eWater, Inc. for research and development expenditures incurred by Nexus eWater, Inc. The agreement calls for the transfer of research and development expenditures incurred by Nexus eWater, Inc. to Nexus eWater, Pty. Ltd. for actual expenses incurred plus a 7.5% fee. Amounts are to be reported monthly with payment due 60 days after the end of the fiscal year.

Note 18 – Concentrations

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. The Group maintains operating bank accounts with Citibank in San Diego, CA and St. George in Canberra, Australia. Accounts in the United States are insured by the Federal Deposit Insurance Corporation up to $250,000 whereas accounts in Australia are insured under Government's bank deposit guarantee (also commonly referred to as the Financial Claims Scheme (FCS)) up to $250,000. Total uninsured cash balances were $167,772 and $0 at December 31, 2016 and December 31, 2015 respectively.

Note 19 – Subsequent Events

The Company evaluated subsequent events through December 20, 2017, which is the date the financial statements were issued, noting no additional events which affect the financial statements as of December 31, 2016 or December 31, 2015.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Nexus eWater is pending **StartEngine Approval.**


NEX treater

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Raised of $10K - $1.07M goal

Nexus eWater

Home Water and Energy Recycling

Small OPO · San Diego, CA · Environment
Accepting International Investment





Bring Water and Energy Recycling to the Home

Invest in Nexus eWater

Many of us forget how precious water is, especially those of us who are fortunate enough to live in countries where we can turn the faucet and watch it flow in seconds.

In places like California, we tend to remember water's value during droughts when the supply is more limited. But water in the Southwest will always be a scarce resource and should be managed as such.

Why do we flush toilets with pristine water from the Sierra Nevada? Why do we spend billions making drinkable water just to irrigate landscapes with it? How can we continue pouring water (and its embodied energy) down the drain?

Nexus eWater manages these scarce resources in a smarter way and we have already started making an impact in California.

Our mission is to lead an **#OnsiteRevolution** by developing and promoting appliances that manage water and energy where they're used – in American homes and businesses.

STOP FLUSHING SIERRA WATER DOWN THE DRAIN



With NEXtreater and NEXheater, in-home water and energy recycling appliances, we are closing the biggest remaining efficiency gap in modern buildings. Our focus is on grey water, wastewater from washing people and their clothes; We efficiently capture water and energy in residential and commercial buildings and allow them to be reused.

Built on patented and patent-pending technologies, NEXtreater and NEXheater reduce potable water usage by as much as 50%, slash sewer flow by up to 70%, and reduce energy used for water heating by up to 80%.

If you are passionate about the environment, water conservation and cutting-edge technologies we would love you to join our team as an investor.

Investment

$1.50/share of Series B-1 Preferred Stock | When you invest you are betting the company's future value will exceed $21.60M.

Perks

We believe that you, as an astute investor, would like to see your money put toward the business. As a result, we've been careful about the perks we offer and tried carefully to evaluate the cost-benefit of each level. It's the same motivation that caused us to issue preferred stock – you deserve to be treated as well as any venture capitalist who might invest at this stage of the business. With this in mind, we offer:

$1,000 — If you invest $1,000, you will receive a Nexus eWater t-shirt (less than 1% of your investment gets you a conversation starter and helps spread the word about onsite water and energy recycling)

$2,500 — If you invest $2,500, you will receive a personalized invitation* to visit Nexus eWater for a factory and facility tour in San Diego, California

$5,000 — If you invest $5,000, you will receive a personalized invitation* to join us at an industry trade show or event.


MADE IN THE USA
Nexus Water




"I always cringed when thinking of all that good water and heat going down my drains.
I invested in Nexus so that they can stop that waste, and I can relax about it."
Tom Hitchner,
Retired general partner of QuestMark Partners

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

Come see us in action and learn more about our industry and market opportunity!

$25,000 — If you invest $25,000, you will receive a personalized invitation* to join our yearly networking event celebrating the latest achievements in onsite water and energy recycling!

*Note. Perks exclude all travel expenses. All perks occur after the offering is completed.

A Simple Change, with Revolutionary Implications

At its core, our approach makes one small change in the way water is used in the home. We redirect the water used by showers, baths, washing machines and hand sinks so that it can be reused. By capturing this water, cleaning it with NEXtreater and recovering energy with NEXheater, significant improvements in home efficiency are possible.


67%
Indoor water recycled
70%
Reduction in sewer flow
80%
Reduction in energy used for water heating

In the same way efficient solar panels revolutionized energy production, by allowing energy to be produced where it's used, water treatment and energy recovery can be done onsite. In the home, this means: using less water and producing less sewage without changing habits, having water for valuable landscape regardless of drought restrictions, and saving money on water heating costs. And just like solar, there are wide-ranging implications when deployed at a large scale:

- Reduce the cost/waste of infrastructure and operating costs to transport water over long distances
- Allow continued population growth with existing fresh water resources and existing infrastructure
- Smooth peak demands on water, energy supplies and sewer infrastructure
- Allow true Zero Net Energy (ZNE) homes without increasing costs for homeowners
- Improve urban air quality by eliminating gas connections

Real Value for Customers, Large and Small

Our current market focus is custom homes and remodel projects with thirsty landscapes. New homes, under California's Model Water Efficiency Landscape Ordinance (MWELO) are limited in the type and amount of landscape that is allowed unless using water-saving technology like NEXtreater. With NEXtreater, compelling benefits to homeowners include:

- Increased resale value
- Unrestricted outdoor watering
- Environmental credibility

We can access homebuyers in the custom and luxury home market today. We already have more than 35 orders for pilot systems, primarily in new homes, where buyers are looking to:

- Use the latest and greatest tech
- Be seen as environmentally friendly
- Be able to use water as they like and protect their landscape investment

The higher prices of low volume production can be absorbed by this market and we foresee a sustainable business of around 100 systems/month is achievable in California. We need to grow salesforce and operational capacity in 2018 to reach this scale.

When deployed at scale, in entire projects or communities, additional value can be gained. Water and energy recycling presents builders and developers with a unique opportunity to take control of the way resources are used in a project. This can yield substantial returns through:

- Marketing benefits
- Reduced infrastructure costs
- Stretching available water resources to allow construction of more units

We are pursuing high-volume projects and have identified nearly 25,000 homes being built in California over the next 10-20 years that would benefit from using our systems. These new homes are typically in master-planned communities where water stress, local environmental conditions, or market preferences dictate that homeowners would realize significant benefits for using onsite water and energy recycling.

Our work so far has made NEXtreater and NEXheater simple to install and easy to use, but we need an established channel partner to help us access and deliver on these larger opportunities. In 2018 we aim to build on the success of our pilot programs to attract such a partner.


NEW CALIFORNIA
LANDSCAPE REGULATIONS


EASIER THAN EVER
TO INSTALL

No matter how the product is sold, opportunities exist throughout the value chain. Some of these benefits are so compelling, they justify investment in onsite water and energy technology on their own; others form part of the story.

		Homeowner	Builder	Developer	Community	Utility Agency
Water Recycling	Significant Value	For $8,000 to $12,000 add 10% to the value of your home at resale	Give homeowners legal green lawns and enhance curb appeal	Don't invest in new infrastructure		
				Right-to-build	Responsible Growth	
	Additional Benefits	Environment and Lifestyle	Market Appeal			Reduced Peaking
		Save Water ($)	ZNW	Smaller Sewer		Recurring Revenue
		Restriction-Free Water	Foot Traffic	Water Rights – Don't get more, or repurpose the ones you have		
Energy Recycling	Significant Value	Save money every month on your energy bill	Don't install gas connections in new communities			
			Environmental Impact Credits		Responsible Growth	
	Additional Benefits	Environmental	Market Appeal	Marketing Opportunity	Safety	Reduced Peaking
			ZNE		Reduced Urban Emissions	Recurring Revenue

We've Hit the Ground Running

Building on the previous experience of our founders and after 8 years in business, we've learned a lot about the market and adjusted our technology and approach to suit along the way. Significant progress has already been made and Nexus is now ready to scale the model up.

Keys to Success:

- Out-of-the-box, permitted solution that homeowners will accept
- Simplified design and implementation on the part of the builder/plumber
- Training and hands-on support for early adopters.

Progress already completed:

- We've already made the big investments in technology development, certification and field trials
- We're manufacturing today and beginning to deliver to early customers – more than 35 orders have been made by early adopters
- Technology is code-compliant in California
- We are training a network of installers that understand our product.



The NEXtreater was the first product of its kind to pass a 6-month test program and meet NSF/ANSI-350 code requirements out of the box. NSF 350 is included in both the International Plumbing Code and the Uniform Plumbing Code – these codes form the basis for most state building regulations. By adhering to strict international health and safety standards, our NEXtreater produces water that can be reused in spray irrigation and toilet flushing. Nexus eWater is in the process of building, delivering, and installing our newest generation NEXtreater systems in over 35 homes and is now accepting pre-orders for future deliveries.


Nationally Accepted
Adopted in State Code
Included in Codebase
Progress in California
NEXtreater Successfully Permitted
Officials Briefed and Supportive

As Easy as Owning Any Other Home Appliance...

Nexus eWater products have been proudly designed in Australia and are manufactured in the United States. From day one, we realized that success would require us to work with the habits of our customers, rather than trying to change them. This means we have incorporated smart appliance features to minimize maintenance and provide data back to the user. NEXtreater and NEXheater meet international health and safety standards and NEXtreater was the first product of its kind to be approved for installation in compliance with California plumbing codes.


1.75
103

Using a patented, multi-stage process of filtration, air injection, and UV disinfection, the NEXtreater is able to remove soap and other contaminants from grey water, bringing it up to NSF350 standards. The system is able to treat up to 200 gallons per day, enough capacity for all but the largest homes. The exact amount recycled will depend on family size and how water is used, but it is typical in many homes to recycle about 100-150 gallons daily.


HOW IT WORKS

Why Does This Matter?

Water treated to the NSF 350 standard can be reused in traditional irrigation systems (such as spray irrigation) and also for toilet flushing. As California and the Southwest continue to have limited water resources and growing populations, sustainable building will become increasingly important. NEXtreater and NEXheater, are designed to be "mainstream technology" that can be installed simply, in any home, without impacting quality of life.

New technologies, like those underpinning Nexus eWater products, allow resources to be managed where they're used, which eliminates the inefficiencies associated with transporting water and energy across long distances from expensive central facilities. This is an important next step in the **#onsiterevolution** that is rapidly changing the way we live. Additionally, NEXtreater and NEXheater give homeowners the ability to maintain lawns and landscapes, even during droughts, while still saving water and energy. This isn't simply a lifestyle choice – green space makes for healthier, cleaner, more energy-efficient communities.


APPROVED USES?


EASIER THAN EVER
TO MAINTAIN

New Appliance Category Worth $15 Billion

We have created a new building-products and home-appliance category: **onsite water and energy recycling**. Using new home and existing housing stock data from the US Census Bureau, we estimate the total addressable market at $15 billion/year – for water recycling alone!

Water Recycling (Single Family)		California (2016 estimate)	USA Total (December 2016 Rate)
New	Single Family Homes	62,000/year	830,000/year
Retrofit	Single Family Stock	9.2 million	103 million
	"Easy" Retrofits	Approximately 30%	
		3.2 million	35 million
New + 5% of Retrofit		223,000/year	2,627,000/year
Volume Pricing		$6,750	
TOTAL		**>$1.5 billion/year**	**>$15 billion/year**

Plus:

- Energy Recycling
- Multi-Family Homes
- Commercial Applications
- International Opportunities

California, the perennial leader in solutions for sustainability and lifestyle appliances, is the market we have chosen for initial sales of NEXtreater. On average (according to the Department of Housing and Community Development) over the last 10 years, California is building around 80,000 housing units per year, short of the 180,000 that are needed to keep pace with the state's growing population. It is estimated that California needs to add 1.8 million homes by 2025. Prices continue to rise accordingly, with the average new home price in California around $500,000

Nationally, a disproportionate amount of the growth is in the driest areas of the country where the average water use is already high. This is a recipe for lower availability and increased cost for scarce resources, and demand for new, more efficient ways to manage water and energy.

These trends are shown in economic data. According to a survey by Circle of Blue, the price of a monthly water bill for a family of four living in 30 of the largest US cities has been steadily increasing by an average of 9.6% since 2010. In 2015, the average water and sewer bill in California was over $100 per month.


100%
80%
60%
40%
20%
2008
2010
2012
2014
2016
Value
(Total Market Size)
Volume
(Number of Homes)

- National data from the US Census Bureau American Housing Survey, 2015
- California data estimated from the US Census Bureau QuickFacts: California
- Basements estimated from US Census Bureau Characteristics of New Housing
- Value and volume data compiled from the California Building Industry Association Annual Building Permit Summary report, 2016.


FAULT
BYPASS
NEX treater
POWER

Together, Let's Power a New Age of Water and Energy Conservation

Nexus already has a backlog of about 35 orders for systems from our pilot run. We will use funds raised in this process to expand the support and operations team to ensure that these first deliveries are a success.

We will continue to grow our sales pipeline to custom and luxury home projects and remodels. This will require continued marketing efforts such as attending tradeshows (like CES in Las Vegas in January) and interfacing with architects and builders of new homes. Funds will also be allocated toward raising additional growth capital for this part of the business.

Finally, we will leverage the success of the first installations to attract a sales-channel partner, such as an established home appliance or building products brand, to help us access the builder and developer sales stream. We know that the opportunity is large, and accessing the opportunity effectively will need the scale and efficiency that a large partner can provide.

Invest in Nexus eWater and help us bring water and energy recycling to the home.


Now
Next
Then
Key Activities
Pilot NEXtreater Program:
We are building pilot systems now
35+ customers lined up
Secure growth funding
Access bigger projects and customers
Secure established industry partner
Production-Ready NEXheater
Increase volumes and reduce costs
Incremental technology development:
Costs down, performance up
Access commercial, industrial markets
Recurring revenue opportunities

Lessons Learned – 8 Years and Counting

Launching any new product is hard, and we've learned a lot – the hard way. Success relies on a magic combination of technical capability, market readiness, determination and luck. Along the way, we've faced challenges, seen false starts and failures, and learned something every time. We haven't lost our determination. The Q&A section below provides some insight into our history, our ups and downs, and the experience we've gained.

Some key lessons include:

- Working with builders and trades people is harder than we thought. The construction industry takes time and training to learn new technologies, a good set of instructions on their own don't get you there
- Working with multi home production construction is harder because of the distant control the home builder has over the subcontractors
- Scaling manufacturing operations, especially by outsourcing, is harder than we thought because of our lack of direct control of the production processes
- For prospective mass building partners, press coverage of intent is attractive but mass commitment to an entirely new technology is something they wish to implement cautiously at first

Q&A topics covered in this section:

1. What is the Australia Connection?
2. Why did we launch in California?
3. What has been our biggest operational failure?
4. How long does it take to get from a working prototype to manufacture?
5. Why hasn't mass adoption developed like we thought it would?
6. Why are we targeting custom homes today?
7. Are there cheaper ways to recycle water?
8. Why would people want NSF-350 treated water when it is more expensive?
9. Does onsite water recycling payback?
10. Shouldn't we leave recycling to the municipal authorities?
11. Is there a realistic path to mass adoption in tract homes?
12. Should we think about water heating at the same time as recycling?

1 – What is the Australian Connection?

You might think that Australia is a big dry country and that we already have a large established client base there. While it's true that Australia is a big country and parts of it are very dry indeed – these are also sparsely populated. The coastal strips where the majority of the population live are in fact relatively wet and as a result rules for recycling of water are not far advanced. There is no large client base in Australia, nor is there likely to be in the near future.

Australians, isolated in the Southern Hemisphere, have a long history as tinkerers and problem solvers. During the Millennium drought many people turned their attention toward water efficiency. The drought brought our founders together in Canberra, Australia and the patented technology was developed there. Product development continued in Canberra, with a few initial proof of concept installations done in Canberra homes and at the Australian National University (ANU).

It was clear to all at this early stage that the initial market would not be Australia, but likely California. It is common for Australian start-up companies to find markets and investment overseas. With a view toward becoming a US company, the next phase of development – early market development activities and installation of a prototype – was mainly funded by Australian investors including the ANU's venture capital fund, a small group of private investors, and grant support from the Australian government.

With our target market and funding for the initial operations in the United States, it made sense to become a US company in 2014. As expected, the next rounds of funding – to get from prototypes to an economically manufacturable product – have come predominantly from US technology venture investors.

2 – Why did we launch in California?

Once we started seeking early stage funding, we designed our product and positioned our business for the California market. It simply makes sense. The American Southwest builds huge numbers of relatively expensive single-family homes.

California offers scale and concentration of the market. Australia has about 24 million people spread over nearly 3 million square miles. The biggest cities are in relatively temperate areas and, in most years, they have plenty of water. Sydney, for example has a large desalination plant, capable of supplying 15-30% of the city's water, that has stood unused since 2012. Southern California has a similar number of people to Australia but they live in less than 2% of the area, in one of the most affluent areas in the world. And it's dry – the Metropolitan Water District of Southern California currently estimates that 45% of their water is imported.

These basic market factors were compelling enough alone when we founded the company in 2010, but along the way they fostered a friendly regulatory environment. California was the first state to adopt NSF 350 as a state-wide standard for treated grey water, which has vastly simplified permitting processes.

People often ask "How many manufactured systems do you have in Australia?" and the answer is zero, only a couple of proofs of concept in Canberra. We build an American product for the US market and that has always been our intent. Our headquarters, operations, staff and three of our four board members are based in the United States.

3 – What has been our biggest operational failure?

Nexus began work on our first demonstration project with a national builder in 2015 – it did not go well. We intended to install more than 50 systems as standard equipment in all homes in the project, but neither Nexus, nor the builder and their subcontractors, were really ready.

Our first-generation product had bugs. We knew it, but felt they could be managed with builder support. In marketing water recycling to customers, despite training and materials saying otherwise, it was presented by the builder as a cost-saving option – this doesn't pencil out and most buyers were confused. The builder was not geared up to work with a startup. Other innovative new features in their builder's homes are provided by companies with revenues of at least $1b and thousands of employees. We were misaligned, and as a result the direction presented to trades people was misunderstood in addition to customers becoming confused.

As an example, in one of the systems delivered to a customer, the good old adage "if all else fails read and follow the instructions" was not exactly followed. Among other problems, the subcontractor had installed the plumbing so that it had been reversed underground and the raw grey water was pumped through the irrigation system instead of the treated water, clogging pipes, emitters and valves. Our equipment was removed from most homes, though we have offered to work directly with any homeowners that remain willing to receive a new NEXtreater – 5 have expressed interest in one that works better and automatically tells us how it's feeling.

What did we learn?

Tract home building is complex, and new construction practices take time to be adopted and learned. It takes a strong commitment from the builder to incorporate significant innovations, and a large investment from the technology innovator to push projects forward. We can also do better technologically. Specifically:

- The site superintendent is key, and many of them have goals and performance objectives (cost minimization and timescales) that are strongly divergent from or even opposed to ours
- Handover of a new home is a stressful negotiation process for builder, buyer and subcontractors. Our commissioning process, which uncovered last minute issues to be addressed, put us front and center during handover making the task more difficult
- Multiple trades are difficult to coordinate and we need to simplify everywhere we can. Fewer touch points and crossovers between different trades is much better

What mitigating action have we taken?

- We simplified – We created the RRA – a pre-plumbed assembly of tanks that requires only 5 connections by the plumber to install
- We made the machine smarter - We also redesigned the NEXheater and NEXtreater so they could self-detect or mitigate many of the worst installation errors and communicate better with us
- We must connect with the homeowner, not just the builder. Where we are already working through a builder we need to force engagement with the homeowner to make sure they understand the value proposition
- We shouldn't try to run before we can walk. We should limit our ambition for now to what we can successfully support:
    - For tract builders and spec homes, we should restrict our offerings to dual plumbing and infrastructure
    - We can work directly with an engaged homeowner afterwards to implement recycling
    - Ultimately, we will need deeper pockets or a larger partner to help us access the mass market – which we will be better placed to achieve once we have successfully completed this next market phase

4 – How long does it take to get from a working prototype to manufacture?

The operational failure story tells you it is pretty difficult to get it right first time! Going from prototype to manufacturing a physical product is a lot harder than it looks, but we learned that manufacturing a new product that crosses technical boundaries is a lot harder again. We need to meet home appliance cost, but provide the always-on reliability of an industrial system. This means we need to package industrial components into a product that fits in the limited space available near a new home. There wasn't an expert contract manufacturer able to take this task on for a reasonable price.

Our initial approach of outsourcing of manufacturing design and build was expensive and ultimately unsuccessful. Learning: never use consultants or contractors for what is supposed to be your core competency. We just didn't have sufficient control over the process and again, the objectives and incentives of consultants and subcontractors (potentially to maximise time, work and cost) would be counter to our own.

In the end, it took us almost two years, but we managed to bring the product into a viable state for manufacture by ourselves and with the support of our very patient and loyal investors. The first-generation system cost around $15,000 to make, weighed around 400 pounds, and was not easy to manufacture, install, use, monitor or maintain. We needed it to be cheaper, simpler and smarter. So, we made significant usability enhancements, cut the weight in half, and created an architecture that can be produced in volume for $1,000-$3,000. But the really important thing is that by building the first systems ourselves, we have grown, internalized and retained all the knowledge around our core competencies. Now we can respond dynamically to the needs of the market and limit the amount of stock we need to carry.

Obviously there will be more learnings to be had along the way, but our experience and product development now put us in a significantly better position to face the market, to carefully scale up production and handle the new challenges that this will bring.

5 – Why hasn't mass adoption developed like we thought it would?

Our early business plans assumed that we would move quickly to sign an agreement with a large developer for a master-planned community. This has happened twice in our history, in both cases for projects in Northern California building more than 5,000 homes. Although neither project is dead, the agreements in principle to roll out water recycling in master planned communities have not panned out.

What did we learn?

- The "Green Credential" marketing angle has a lot of value to developers and they have genuinely good intentions in our experience. We have made several announcements in good faith in the past based on these intentions. However, once we get beyond good intentions, it becomes a question of how fast, how much and when to commit
- At the moment, their ability to commit even to an initial small-scale implementation is too great a risk. As yet we are insufficiently market tested and validated
- As something small, new and experimental, we can't expect be a top priority in a busy project where their concerns have several zeros more after them than our implementation issues
- Well-intentioned and supportive as they have been, large community developers cannot effectively support implementation at each home. Their business model does not give them sufficient control to micro manage the subcontractors doing the work

What mitigating action have we taken?

This is a normal path to market for innovative and disruptive technologies and there are many examples from plumbing history. The flushing lavatory, for example, was invented in the 14th century, made practical in the 18th century and finally offered in a modern, high-end commercial showroom by Thomas Crapper and Company in the UK in the second half of the nineteenth century!

- As we said before, we shouldn't try to run before we can walk.
- We continue to move forward with marked demonstration projects to validate the brand in the market place before attacking the mass market again
- So we have completely redirected our marketing focus towards custom homes where the issues of attention, risk and control of subcontractors are far more easily addressed. It's a slower way, but we have more control over our success because it is not dependent on a single huge sale

6 – Why are we targeting custom homes today?

We've discussed the challenges in dealing with production builders and large projects above. We've learned the hard way that we need to be bigger, with a bigger reputation and resources to match, if we're going to train production builders to do something new. As we get started, we will have to manage much of the work for them. In the meantime, we continue to work on smaller custom projects to gain experience, build our reputation and prove ourselves. We need to build our market validation.

We see the residential market having three types of end customer:

High end custom homes and remodels:
We've found these projects to be the most adaptable. Builders in this category are accustomed to trying new things, hiring expert consultants to help where they lack experience, and managing the problems that may result.

- Eventual homeowners are engaged and supportive
- Typically have higher budgets and profit margins to ease implementation challenges
- Demand a higher level of service and engagement, but they are willing to pay

Boutique builders and small commercial:
Smaller builders are also approachable now. Like custom home builders, these companies manage projects home-by-home and are relatively able to adapt to new technologies. We rarely have direct engagement with the eventual homeowner upfront, so we have to ensure they get the right messages. Strategies include:

- Providing all disclosures and marketing materials
- Selling the NEXtreater as an option, direct to the eventual homeowner, and having only tanks pre-installed by the builder
- Marketing NEXtreater as drought protection, to be activated at a later date, rather than turning it on when the home is handed over

Production builders:
With smaller margins, everything has to be more efficient. To date we have struggled to get builders and their trade partners to incorporate this new technology effectively into their projects.

- We're gaining experience and preparing to make the investment needed to work effectively in a production-building environment
- We're looking for a partner that can leverage their brand, scale, reputation or resources to accelerate uptake
- They will find it easier to commit when the market validation reduces their risk

7 – Are there cheaper ways to recycle water?

There certainly are (plus more expensive ones as well).

This table sets out simply the methods and what you can do

People throughout history, even into modern history in rural areas, have reused washing and bathing water for irrigation and there have been retail grey water solutions in the market place since at least the early 1990's. Despite this the market has, as yet, to take off.

So why is this? Our view is that there are a few factors at work: The need has been increasing as growing populations put demands on water supply. Legislation has been developing to encourage savings, and environmental and safety restrictions have gotten tighter. There is a need for a different approach that responds to these drivers.

We think that products meeting the NSF-350 standard strike a balance between usability (more water will be recycled by if people are comfortable and easily able to reuse the water) and price.

Today, there are few direct competitors, but water conservation overall is an active market space, so there are solutions being produced for other niches. There are certainly cheaper ways to reuse grey water, and expensive ways to recycle water in centralized plants, so let's explore this in a bit more depth and try and work out which horse works for which course and whether our course is one it is sensible to bet on.

for what cost. It is a simplified view of the California Plumbing Code and the NSF/ANSI 350 standard.

	Bucketing or Laundry to Landscape	**Simple Filtration**	**Treated (to NSF-350 Standard)**	**Desalination or Toilet to Tap**
Cost	Low	Medium	High	Very High
Uses	Flood and Subsoil irrigation No Storage	Subsurface drip systems Cannot be stored more than 24h	Unrestricted outdoor use Toilet flushing Can be stored	Unrestricted, including potable water
Quality Standard	None	Must remove particles larger than 100µ	Must control: BoD, Turbididty, pH, Suspended Solids, and e.Coli	Drinking water standards

8 – Why would people want NSF-350 treated water when it is more expensive?

It's true. Today, the cheapest water you can get in most areas is from the tap and, though governments issue watering restrictions and landscape guidelines to limit consumption, they are often ignored. But this is changing, with water rates and conservation ramping up year after year.

We believe that people want to save water, have long showers and lush landscapes – guilt-free. Further, we believe that most people will only change their water consumption if doing so does not impact their daily habits.

This is why we have developed a smart appliance, and why we meet NSF-350 standard. As a smart appliance, our goal is that NEXtreater will fit seamlessly into the home. Like any other appliance, it will require periodic maintenance – twice per year for most people – but most days it will just save water. Meeting NSF-350 removes some significant restrictions on how and when the water can be used so that more water can be saved more easily in more homes.

9 – Does onsite water recycling payback?

Today, for the homeowner, it does not and that's not our value proposition. Just like air conditioning or furniture in your home, the value we provide is not a simple economic calculation. Some buyers may value the environmentally responsible credentials that water recycling provides, others place value on landscape features and the ability to protect them from drought. The most popular upgrades in new homes, and lucrative for builders, are luxury items: countertops, flooring, additional windows. NEXtreater allows builders to add high-value, high-margin landscape upgrades to the catalogue.

Calculations can be very different at larger scales. Often, water use, the availability of water rights, or the need to expand sewer infrastructure can be limiting factors for community growth. Reducing the water use and sewage production of new homes can be the difference between securing land entitlements and failure.

10 – Shouldn't we leave recycling to the municipal authorities?

In many respects, drinking water in Southern California is already recycled. Water imported from the Colorado River is fed by hundreds of wastewater treatment plants before it reaches San Diego, for example. There is power in the perception that our drinking water is fresh, from a river or aquifer, but reality is a bit different. We already drink purified wastewater and we will continue to do so. Nexus believes that a distributed, onsite solution will be an important part of overall water efficiency picture because:

- We can have an impact now. Timeframes are exceedingly long for large infrastructure projects. San Diego's test plant was commissioned in 2007 and is set to provide water to the city in 2021. In 2017, San Diego announced an expansion of the program set to cost $5 billion and be complete by 2035
- Infrastructure costs, especially for 3rd pipe recycled water projects that don't meet drinking water standards, are extraordinarily high. As a State, California already defers maintenance on water resource infrastructure.
- There is significant psychological benefit in knowing you are reusing your own water, controlling what goes in and how it is used. Central recycled water is reused wherever the city wants it to go to.

11 – Is there a realistic path to mass adoption in tract homes?

Yes. While we're small, we should only sell dual plumbing and infrastructure (our Recycle Ready Assembly) to tract builders and spec homes. This gives us some access now and we can work directly with an engaged homeowner afterwards to implement recycling.

Where we are already working with some smaller builders where we need to force engagement with the homeowner to make sure they understand the value proposition. This market validation will enable us to win increasingly larger assignments – there won't be a step change any time soon but it is more likely that a major breakthrough to the mass market will occur once we can on the one hand demonstrate reduced risk for the developer and on the other be able to support the scale.

To support scale, ultimately we will need deeper pockets funded either by a much larger equity raise at an increased valuation based on our success, or by teaming up with a larger partner to help us access the mass market. We are aware that several potential partners are eyeing this space, but like the large developers they are standing back "to see what happens"

12 –Should we think about water heating at the sametime as recycling?

Our system features a 75 gallon grey water collection tank, which decouples production (when you shower or do laundry) from reuse (when your irrigation system needs water). Grey water coming from showers, baths, sinks and laundry is usually hot so, while it sits in our collection tank, we have the opportunity to collect the heat.

It turns out that this is a very good idea. Using a heat pump, we can concentrate the heat and move it back to the water heater very efficiently. This allows homes to use electric water heating for about the same cost as gas (a 2-3x improvement over existing electric storage water heaters). The technology isn't new, but we're gaining access to the water for recycling, and gaining an opportunity to recover the heat. Why does this matter?

- Eliminate gas connections (safer, cheaper and fewer onsite GHG emissions)
- Support ZNE goals
- Manage energy resources onsite

2010

Nexus eWater Was Founded

Nexus eWater was founded in Canberra, Australia

2011



Prototype Testing

Prototype testing begins at the Australian National University.

2012



First Installation

First prototype system installed in California.

2013

Major Plumbing Code Update

California adopts updated plumbing code that allows reuse of treated grey water.

2014



Field Trails Get Underway

U.S. operating company established to begin field trials.

2014

NEXtreater Is Listed Under NSF/ANSI-350

NEXtreater NT200 is the first grey water product listed under NSF/ANSI-350.

2016

Product Development

Next generation product developed to improve usability and installation while reducing cost of production.

2017



Production & Installation

Pilot production and installations begin.

2018

StartEngine Launch

Nexus eWater launches on StartEngine.

In the Press

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Meet the Founders







Tom Wood

Co-Founder and CEO

Tom co-founded Nexus and, together with Andrew Hermann, a co-founder and current advisor for Nexus eWater, has led the design and development of the company's products. Prior to founding the company, Tom worked with two other water startups and has accumulated more than 10 years of experience in water treatment product development. He has also worked in venture capital, technology strategy and university commercialization. Tom holds a Bachelor of Applied Science in Engineering Physics from Queens University, Canada, and a Masters in Systems Engineering from the Australian National University. Tom has been CTO of Nexus eWater since inception and CEO since March 2016.

Bob Hitchner

Chief of Sales & Marketing

Bob joined Nexus eWater as its first full-time American staffer in 2013 when he took leadership of in-region efforts to assess market opportunities, identify early adopters and sources of government support, and build expertise in state and local regulation. Bob has ten years experience in the US water heating sector including business unit management with Noritz America and Rheem Water Heating. Earlier, he worked in cross-border management consulting in Japan. Bob is a graduate in East Asian Studies from Harvard University. He has served as Chief Sales and Marketing Officer since 2013 and Company Secretary since March 2016.

Scott Isaksen

COO

Scott joined Nexus eWater in 2014 when he spearheaded initial business operations in Southern California. Since then, he has worked extensively on systems implementation and market acceptance as well as product development and manufacturing. With more than 13 years in efficient water heating technologies, Scott's previous experience also includes designing HVAC controls & gas detection systems. Scott earned his BS in Electrical & Computer Engineering from San Diego State University, specializing in Power and Control Systems. Scott served as Director of Engineering & Technical Services from July 2014 and became COO in January 2017.



Brandon Tarrac

Director of Production

Brandon joined Nexus eWater in 2016 to aid with the expansion of production, focusing in manufacturing and assembly. While in the United States Marine Corps, Brandon served in Fallujah, Iraq as well as in the 15th MEU. He conducted various infantry operations with foreign military members in a number of countries, specializing in anti-tank operations and explosive breaching. He was honorably discharged in 2011. Brandon holds a BA degree in Sustainability from San Diego State University.



Josh Fuller

Director of Marketing

Josh joined Nexus eWater following graduate school where he was both completing his MBA degree and working as a staff member for Student Affairs at The University of Alabama. With a 10-year professional background in graphic design, photography, video production, and live event programming, Josh leads Nexus' marketing activities. He completed his BA in Communication and Information Sciences in 2009 and his MBA in 2014, both from The University of Alabama.

And the Rest of the Team



Thomas Reeves Hitchner

Chairman

Tom joined the Board as a Director in 2014 and became Chairman in March 2016. He is the retired general partner of QuestMark Partners, a Baltimore-based expansion-stage venture capital firm that he co-founded in 1998. Earlier he was an investment banker with Alex Brown where he began the Private Equity Group, responsible for selecting, analyzing, structuring, marketing and monitoring private equity placements, primarily for young technology firms. He has served on a number of early and expansion-stage company boards. Tom received his undergraduate degree from Harvard University in 1974. Since 2013, he has been a director of Xtone, Inc., a speech recognition software company. Mr. Hitchner lives in Cambridge, MA.



Kathleen A. Hayes

Board Director

Kathleen became a Board Director in March 2016. Since 2005, she has been the Executive Vice President of Kennington Ltd., Inc. Kennington is a diversified company that has been active in apparel design and distribution, acquisition and management of real estate, mortgage banking and investments in public and private companies. Kathleen has held many positions in her 43 years with the company and has been responsible for selecting and managing many of these investments. She has special interest in the water sector. She is a member of Tech Coast Angels and an active investor in early stage ventures. Kathleen lives in Southern California.



Nik Hayes

Board Director

Nik led the the Sydney Angels' syndicate due diligence investment in Nexus and joined the Board in December 2015. He is a Chartered Accountant. His global financial experience includes operating companies in 10 countries on 6 continents. His prior executive leadership positions include: Jardine Matheson Group in London and Hong Kong, American Express in the UK, and PA Consulting Group. Mr. Hayes is a graduate of University of Cambridge (MA Economics). From February 2015 to July 2017, Nik served as Director and Chief Financial Officer for Amicorp – a corporate services provider. Prior to February 2015, Mr. Hayes was self-employed.



Kevin Surace

Board Director

Mr. Surace joined the Board in December 2015. He has been awarded 25 patents and led 28 acquisitions from both sides of the table. Kevin has been named "Entrepreneur of the Year" (INC Magazin), "Tech Pioneer" (World Economic Forum), "Innovator of the Decade" (CNBC). He graduated with a BSET in Engineering from Rochester Institute of Technology, where he has served as a Trustee for the past since July 2007. Additionally, Kevin serves as: CEO of Appvance, an AI software testing company, since June 2012; Board Chair of COYUCHI, a linens retailer, since September 2016; Chairperson of Silicon Valley Forum, a nonprofit, since December 2013; Board Member of Spot Trender, an advertisement testing service, since February of 2014; Chairman of WaterCity, a commercial water recycling company, since August 2014; Chairman of ZETA Design + Build, a sustainable building manfacturer, from January 2008 to December 2015; and Board Member of Cantimer, Inc., developers of biometric sensors, from 2012 to March 2015.



Andrew Herman

Co-Founder & Board Advisor

Andrew is a co-founder and board member at Nexus eWater and has worked together with Tom Wood to design and commercialize the company's products. Starting his grey water career back in 2004, Andrew has a broad background in product commercialization; including core R&D, process engineering, project management, automation design, certification and testing, field services and corporate governance. Andrew holds a Bachelor of Engineering and a Bachelor of Commerce from the Australian National University.



Steve Lehtonen

Board Advisor

Mr. Lehtonen was CEO of the California Plumbing, Heating, Cooling Contractors Association (CAPHCC), CEO of the California Legislative Council of the Plumbing, Heating, and Piping Industry, and CEO of the California Plumbing and Mechanical Contractors Association, as well as Chairman of multiple key national and international plumbing industry committees. In 2006, Mr. Lehtonen founded and served as CEO of GreenPlumbers USA, the industry's leading environmental education and water efficiency organization. In 2011, Mr. Lehtonen transitioned from GreenPlumbers USA to assist the International Association of Plumbing & Mechanical Officials (IAPMO) in adapting the GreenPlumbers Training & Accreditation Program as an IAPMO-branded international water efficiency program. Mr. Lehtonen served as a Senior Vice President of IAPMO until his retirement in 2015.



Patrick Stevens

Board Advisor

Pat has twenty-four years of experience with ADS and over forty-five years of professional experience in environmental and public works engineering, including collection systems operation and wastewater treatment serving as Chief Engineer and the Director of Public Works at Indianapolis, Indiana. Pat has worked with numerous cities and engineering consultants to develop and deliver innovative flow monitoring programs for design, modeling, and rehabilitation of sanitary and combined sewers. Pat holds a B.S. in Aeronautical Engineering and an M.S. in Environmental Engineering from Purdue University.



Dan Martin

Board Advisor

Concurrent with his role as VP Corporate Development at Geli, Inc., Dan Martin manages a portfolio of cleantech companies in the energy, water, and ag-tech space. He spent the last 9 years as an active angel investor and Board member of several environmental non-profits. From 1999-2006 Dan served as VP of Business Development for HomeGain, an online real estate company sold to Classified Ventures. He completed his undergraduate degree in Economics from Duke University and has an MBA from The University of Virginia--Darden. He spent the early part of his career putting together joint ventures in China. Dan and his family live in Marin County, California where he enjoys riding his bike and trying to farm strawberries.



Barney Rush

Board Advisor

Barney Rush is currently a member of the Board of Directors of ISO – New England, the authority which oversees the wholesale supply of electric power for the New England states. He serves on the Markets Committee and the Audit and Finance Committee. He is also a Senior Representative for Fieldstone Capital, and a Director of Azure Power, a Indian solar energy company. Mr. Rush received a B.A. from Harvard College in 1974, and a Masters in Public Affairs from the Woodrow Wilson School at Princeton University, in 1979.

Offering Summary

Maximum 713,333* shares of Series B-1 Preferred Stock ($1,069,995.50)

Maximum subject to adjustment for bonus shares. See **10% Bonus below*

Minimum 6,667 shares of Series B-1 Preferred Stock ($10,000.50)

Company	Nexus eWater Holdings, Inc
Corporate Address	5945 Pacific Center Blvd. Suite 509, San Diego, CA 92121
Description of Business	Nexus eWater makes water and energy recovery systems for onsite recycling. Our products recover valuable resources from great water (wastewater from washing people and their clothes) allowing them to be used a second time.
Type of Security Offered	Series B-1 Preferred Shares
Purchase Price of Security Offered	$1.50/share
Minimum Investment Amount (per investor)	$495.00 (330 Shares)

Perks

$1000 — If you invest $1,000, you will receive a Nexus eWater t-shirt (less than 1% of your investment gets you a conversation starter and helps spread the word about onsite water and energy recycling)

$2,500 — If you invest $2,500, you will receive a personalized invitation* to visit Nexus eWater for a factory and facility tour in San Diego, California.

$5,000 — If you invest $5,000, you will receive a personalized invitation* to join us at an industry trade show or event. Come see us in action and learn more about our industry and market opportunity!

$25,000 — If you invest $25,000, you will receive a personalized invitation* to join our yearly networking event celebrating the latest achievements in onsite water and energy recycling!

*Note. Perks exclude all travel expenses. All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Nexus eWater Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series B-1 Preferred Stock at $1.50 / share, you will receive 10 Series B-1 Preferred Stock bonus shares, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Nexus eWater to get notified of future updates!

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

CAMPAIGN VIDEO

Nexus eWater is reinventing the way homes use water and energy by recycling these resources to be recycled on-site.

Why are we doing this?

Simple.

I grew up in Canada where water is abundant. But when I lived in California and Australia during severe droughts it certainly was not.

So why do we flush our toilets with pristine Sierra mountain water?

Why do we have billion dollar facilities treating water just for our landscapes?

We are flushing precious resources -- all of this water and energy -- literally down the drain. Can we afford to keep doing so?

Imagine if we could make saving water and energy as easy as owning any other home appliance.

Imagine if you could save two out every three gallons used indoors, slash sewer flows by as much as 70%, and use up to 80% less energy for water heating just by installing an appliance into your home.

Nexus eWater offers all of this today.

For almost 10 years we have been developing NEXtreater and NEXheater, appliances that recycle water and energy on-site just after it's been used.

No more flushing toilets with drinking water.

At our headquarters in San Diego, we are building, delivering, and installing the first 50 systems for customers across California.

Our technology has been designed around international plumbing codes and health standards, and NEXtreater was the first product of its kind to be approved for use state-wide.

It's been extensively field tested and developed in collaboration with the plumbers, builders, and architects who've installed it.

Water is precious and finite. The time for responsible water management is now.

Join us as we lead this onsite revolution.

APPROVED USES

Hello,

I'm Bob Hitchner, Chief of Sales and Marketing, and I'm here to talk about the approved uses for NSF350 treated grey water.

The first thing you may be asking is "NSF350? What's that?!"

NSF350 is a treatment standard for Onsite residential and commercial water treatment systems. It is a standard specifically mentioned in the California State Plumbing Code, the Uniform Plumbing Code, and others.

The next thing you are probably asking yourself is "why is this important?"

Well, traditionally water from a grey water treatment systems could only be used outside in a sub-surface application, and within 24 hours.

With NSF350 water, in addition to sub-surface, you can also use it for spray irrigation and toilet flushing. You can even store it indefinitely instead of having a 24-hour rule. This could be advantageous if you were, say, out of town for a week.

Thanks for watching this quick video covering just a few of the benefits of using NSF350 treated grey water.

Contact us today to learn more about how to save water AND save landscape!

HOW DOES IT WORK?

Hello and welcome back to Nexus eWater in San Diego. One of the most frequent questions we get is "How does it work?!"

The process starts with course filter that removes hair, lint, and sand. Then we move to this chamber where we add air that creates bubbles and foam. The foam carries all the soaps and other contaminants to away to the sewer.

Once that water is relatively clean, we polish it with a carbon filter, here, then moving back to the other side of the system, a pleated filter which makes sure the water is absolutely clear so that we can sterilize it with UV light.

Our process turns grey water that looks like this, into clear water that looks like this.

We've done the hard work to make saving water and saving landscape easier and better than ever before.

HOW IT'S BUILT

Hello and welcome back to Nexus eWater in San Diego.

Our customers know that NEXtreater is proudly made in the United States, but what do we mean by that?

It means that nearly every component of NEXtreater is built right here in San Diego. And nearly all of our vendors and suppliers are located in California, too!

So where does it all start?

It all starts with our custom plastic molds which are produced in Gardena, just outside of Los Angeles.

Once these molds arrive we foam fill them and then shave the edges down to make them nice and flat and better sealed against the weather.

Then it's on to integration where we add all the inner wiring and plumbing, which we also assemble right here in San Diego.

Next up is quality testing, where we make sure everything is leak free and working properly.

Every NEXtreater gets an individualized test before we wrap it up for shipping and send it out the door.

And did I mention that even our Recycle Ready Assembly is manufactured in much the same way?

Contact us today to learn more about how we've made saving water and saving landscape better and easier than ever.

NEW LANDSCAPE REGULATIONS

In the office with Bob Hitchner: California's New Landscape Regulations!

Hello and welcome back to my office here in San Diego!

Revisions to MWELO came into force in 2015 and have slowly been rolling out across California. Let's briefly discuss why this is so important.

Firstly, As of January 1, 2017 these regulations are in force in all jurisdictions and cities must report enforcement during project plan approvals to the State Water Board for all commercial projects, as well as all residential projects with at least 500 square feet.

The formulas used to calculate how much water is allowed (known as MAWA), and how much water will be used (known as ETWU) are complicated, but as a simple estimate, you can assume that approximately 25% of the landscape can be made up of high water use features and plants, so long as the rest is low use. This severely limits the amount of grass that will be allowed and also restricts pools.

The good news is the code allows you to offset potable water use with so-called "Alternate sources of non-potable water", which are those captured and reused onsite. Options include rainwater, storm water, and, of course, recycled grey water.

Contact us today about how we can help you both save water AND save landscape!

RECYCLE READY ASSEMBLY

Welcome back to San Diego. I'm Scott Isaksen, Chief Operating Office of Nexus eWater, and I want to introduce you to the Recycle Ready Assembly.

What you see here is the Recycle Ready Assembly, what we call our "RRA". It is a productized, pre-assembled grey water collection system that was designed to make installing grey water systems easier than ever before.

It comes to the job site fully palletized for easy handling, but once you're ready to install it you just turn it over, place it in the hole, make the final connections, pour some slurry, backfill and you're done.

The RRA is a module that comes pre-assembled, so there are only 5 connections a contractor needs to make.

The gray water inlet, here, and on the other side the connection to sewer for overflow, a connection for venting, with the final two connections being the purple pipe for reuse applications and the gray conduit for the electrical.

Finally, you're going to pour slurry up to about here under this connection. Then we are going to backfill, and your final grade should be just about right here underneath the top surface of the lid.

Contact us today for more information about how we've made grey water recycling better and easier than ever.

SERVICE AND MAINTENANCE

Hello, I'm Brandon Tarrac and I lead the production and manufacturing team here at Nexus eWater.

One common question we hear is regarding user maintenance. We typically have a 5-year service and warranty that's included with every sale, so homeowners typically don't interact with the system for the first several years, but here's what you should know.

Maintenance is generally pretty easy, and when we visit your system we are typically only checking for a few things. For starters, we want to visibly inspect the hair filter and make sure that it's nice and clean. This generally isn't a problem, because we have a backwash system that washes it out every cycle.

After that, we want to check the pleated filter. You can change it with a simple handtool, which we include with every NEXtreater. This pleated filter usually lasts about 6 months.

Finally, we check the UV bulb. The UV bulb will typically last about a year and you can get alerts about when to replace it by logging into your MyNexus customer portal.

The final maintenance requirement that would ever need to be made is replacing the carbon, here, which is done about every 5 years.

Contact us today to learn more about how we've made saving water and saving landscape better and easier than ever.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

Amended Articles of Incorporation